

Annual Report 2008

KRONES

At a glance: Sales, earnings, employees, dividend



KRONES Group sales in €m
1,514
1,695
1,911
2,156
2,381
2004
2005
2006
2007
2008
KRONES Group EBT in €m
99.9
91.2
109.6
153.6
156.1
2004
2005
2006
2007
2008



Development in number of employees at KRONES
8,897
9,029
9,165
9,588
10,333
2004
2005
2006
2007
2008
KRONES Group dividend per share in €
0.43
0.47
0.53
0.70
0.60
2004
2005
2006
2007
2008

←

Sales
Earnings before taxes
Employees
Dividend

Group figures
2004 – 2008

KRONES was successful once again in 2008. However, the world-wide collapse of the economy poses great challenges for our company as it does for others. KRONES is not bemoaning the new situation but is steeling itself with all its might against the economic downturn and utilising new opportunities. This is why the current annual report stands under the heading »IMPULSE«.

Group figures 2004–2008

		2008	2007	2006	2005	2004
Sales						
Sales revenues	in €m	**2,381**	2,156	1,911	1,695	1,514
Germany	in €m	**300**	347	289	229	279
Rest of world	in €m	**2,081**	1,809	1,622	1,466	1,235
Export share	in %	**87**	84	85	87	82
Earnings						
Earnings before taxes	in €m	**156**	154	110	91	100
Net income	in €m	**107**	102	78	63	62
Earnings per share	in €	**3.39**	3.25	2.45*	2.00*	1.95*
Assets and capital structure						
Non-current assets	in €m	**534**	475	430	403	382
of which property, plant and equipment, intangible assets, and financial assets	in €m	**482**	422	374	357	335
Current assets	in €m	**1,291**	1,209	1,042	880	828
of which cash and equivalents	in €m	**108**	54	58	57	75
Equity	in €m	**790**	708	629	572	526
Total debt	in €m	**1,035**	976	843	711	684
Non-current liabilities	in €m	**144**	155	147	155	151
Current liabilities	in €m	**891**	821	696	556	533
Total	in €m	**1,825**	1,684	1,472	1,283	1,210
Cash flow/capital expenditures						
Cash flow, gross	in €m	**158**	149	127	110	107
Capital expenditures	in €m	**112**	98	78	78	60
Depreciation, amortisation, and write-downs	in €m	**51**	48	50	47	45
Net cash position (cash and cash equivalents less debt)	in €m	**107.7**	53	57	52	74
Profitability ratios						
EBT margin	in %	**6.6**	7.1	5.7	5.4	6.6
Return on equity before taxes	in %	**20.8**	23.0	18.3	16.6	19.9
ROCE	in %	**19.1**	20.2	16.1	14.7	18.0
Employees (at 31 Dec)		**10,333**	9,588	9,165	9,029	8,897
Germany		**8,286**	7,857	7,531	7,409	7,345
Rest of world		**2,047**	1,731	1,634	1,620	1,552
Dividend						
Dividend per ordinary share	in €	**0.60****	0.70	0.53*	0.47*	0.43*

* Adjusted for share split ** As per proposal for appropriation of profit

KRONES COMPACT

CONSOLIDATED MANAGEMENT REPORT

CORPORATE GOVERNANCE

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



KRONES is **innovative**. In fiscal 2008 the company registered 200 new patents. The ideas of our engineers are why KRONES machines and lines have and will retain technological leadership.







Foreword by the Executive Board

Ladies and Gentlemen,

2008 was the ninth consecutive record year for KRONES. Sales climbed 10.5 % to €2,381.4m, while after-tax earnings rose 4.6% to €106.5m. We share our delight at these figures with our workforce, who are the reason behind this outstanding performance and to whose great dedication I would like to pay tribute at this point.



»KRONES is faced with enormous challenges. Together with our staff we will overcome them.«

Volker Kronseder
Chairman of the Executive Board

Unfortunately, our pleasure is not unconfined. We know already that the run of records has come to an end for the time being. The banking and financial crisis that began in the USA has hit the real economy with full vigour. Even our industry, which is actually stable because it ties in closely with the basic human requirements for »food and drink«, is suffering badly. Many planned projects are being shelved because the global financial system has been hit hard and the credit market has dried up. This is resulting in a lengthening investment tailback. As things stand, it is impossible to estimate when this will be cleared. Nevertheless, we firmly believe that the market for beverage production and filling technology will continue to grow in the long term.

KRONES is prepared for the current downturn. We did not sit back complacently in the good times, but instead strove constantly to keep improving in every department. Even so, we must still take action to ensure that the company does not run into trouble even if the drought is a lengthy one. The Executive Board and Supervisory Board have joined forces with the Works Council to draft and implement a comprehensive package of measures. This includes savings in human resources. The cutbacks will be painful for some of the individuals involved. Nevertheless, they are better than alternatives such as redundancy. Not only for the workforce, but also for the company. After all, there will be times of strong growth again, times in which KRONES will need every single one of its highly skilled and motivated employees.

KRONES is traditionally very cautious in its business strategy. Our financial structure is solid and we have little bank debt.

2009 will certainly be a difficult year with major challenges. One of these is to retain our solid financial structure. We have this structure because we have traditionally been cautious in our business strategy and have not joined in the pursuit of the highest debt leverage. KRONES is not dependent on the goodwill of banks, which for a long time have been putting the brakes on credit. We can take decisions quickly and independently. That is a huge competitive advantage at this particular time. To safeguard our financial strength in the long term, we will realise savings and cut costs permanently in all departments.

At the same time we must not neglect major investment in new technologies. Quite the contrary: KRONES will buck the trend of economic weakness with a series of innovations. This includes our enviro programme, which we have been promoting since April 2008. The central objective of enviro is to ensure that KRONES is even more sparing in its use of resources in the company's machines and lines. That offers a real added value for our customers because it allows them to save ready cash when operating the machines throughout the life cycle.

Even in economically difficult times, KRONES invests significantly in new technologies.

We will also invest in strengthening our worldwide service. Last year we opened a new Lifecycle Service Centre in Johannesburg for the Africa region. We now have five such sites enabling us to control our worldwide service business. We intend to open two more in 2009, in the Russia/CIS and Asia/Pacific regions. Service business guarantees us secure and lasting income in an economically difficult climate in which sales of new machines are declining.

Despite all our efforts, not even KRONES will escape the economic valley unscathed: the negative macroeconomic influences are simply too great for that. New orders received by the company in the first quarter of 2009 will probably have shrunk by a third compared with the same period last year. Should our customers' cautiousness in investment continue to the same extent for longer, we will be unable to exclude the possibility of a loss in 2009. You may be sure, however, that the entire KRONES team will do all it can to get out of the valley in a stronger position than before. That we believe in a return to past successes is underlined by the share buyback programme which began in January 2009. Simply bemoaning the crisis will get us nowhere. We must roll up our sleeves and take the opportunities presented to us. One of these is the world's most important trade fair for the industry, »drinktec«, which will be held in Munich in September. We will use this show as an opportunity to convince customers of the innovative capacity and solutions expertise of KRONES.



Volker Kronseder
Chairman of the Executive Board

The Executive Board

Christoph Klenk
*1963
Member of the Executive Board since 2003
Research & Development, Engineering and Product Divisions

Werner Frischholz
*1951
Member of the Executive Board since 2003
Materials Management, Assembly, Manufacturing, After-Sales Service and Quality Assurance

Rainulf Diepold
*1955
Member of the Executive Board since 1996
Sales and Marketing

Hans-Jürgen Thaus
*1949
Member and Deputy Chairman of the Executive Board since 1997
Finance and Accounting, Controlling, Information Management and Process Management

Volker Kronseder
*1953
Member of the Executive Board since 1989 and Chairman since 1996
Personnel Management and Social Affairs, Corporate Communications



2008 in review

Q1

New orders of €607.3m

Sales of €595.2m

EBT of €45.6m

Share at 31 March 2008: €51.70

The consequences of the financial and mortgage crisis were already having a negative impact on the world economy at the beginning of 2008. KRONES nevertheless made an excellent start to the new fiscal year, with sales climbing 17.9% to reach €595.2m in the first quarter compared with the previous year. Pre-tax earnings jumped 26.3% to €45.6m.

Our worldwide sales team landed some big orders in the first quarter. China and Vietnam in particular saw particularly high demand for our machines and lines.

Stock markets began the new year with huge losses, the DAX slumping about 20% in the first quarter of 2008. This meant that the leading German index gave up almost all the gains it had made in the previous year.

The KRONES share performed markedly better, trading just about 6% down at €51.70 at the end of March than at the beginning of the year. A sharper fall was averted primarily by our good corporate results.

Q2

New orders of €635.2m

Sales of €609.7m

EBT of €46.2m

Share at 30 June 2008: €54.35

The shareholders of KRONES AG met in Neutraubling on 18 June 2008 for the 28th regular annual meeting. They adopted all the resolutions put on the agenda by the Executive Board and Supervisory Board with a large majority. Shareholders received a dividend of €0.70 per share for fiscal year 2007 (compared with €0.53 the previous year). This was the ninth successive increase in the dividend.

Business developed promisingly in the second quarter. Sales leapt a total 14.3% to €1,204.9m in the first half of 2008, while pre-tax earnings rose 21.3% to €91.8m.

In May 2008 we won the largest order in the company's history to date. We built three complete production facilities in Africa for international brewery group SABMiller. SABMiller had previously split such orders over several suppliers. KRONES' unique full service package persuaded the drinks group to deviate from this strategy.

Q3

New orders of €627.9m

Sales of €561.0m

EBT of €35.0m

Share at 30 Sep 2008: €34.94

On 1 September 2008 Volker Kronseder, Chairman of the Executive Board, welcomed the 10,000th employee to KRONES. By the end of the third quarter the company was already employing 10,247 people, 8,273 of them in Germany.

The banking and financial crisis took a dramatic turn for the worse with the collapse of US investment bank Lehman Brothers on 15 September. This rocked the foundations of the world's financial system to the core. The crisis also led to the economy plunging much more strongly and faster than expected. National economies of industrialised nations slid rapidly into recession. The German machinery and industrial equipment sector recorded a double-digit fall in new orders.

KRONES was largely able to escape the worst in the third quarter. New orders in the months of July to September slipped only 3.9% on the previous year, while sales actually climbed 8.8%.

Q4

New orders of €456.1m

Sales of €615.5m

EBT of €29.3m

Share at 31 Dec 2008: €31.07

Brau Beviale was held in Nuremberg from 12 to 14 November. KRONES used this important trade fair for our industry to present many new products and services, for example our new offerings in the Lifecycle Service sector.

At Brau Beviale the »PET lite 6.6« bottle developed by KRONES received the German Packaging Award. The bottle marks a milestone in the light PET container segment. Although weighing only 6.6 grams, it holds 0.5 litres of still water.

The prospects for the German machinery and industrial equipment sector have deteriorated still further. Orders received by the industry slumped 29% in the final quarter of the year. The willingness of KRONES' customers to invest has also seen a tangible drop. In the fourth quarter new orders fell by around 15% compared with October to December 2007.

KRONES finished 2008 with new records in sales and earnings despite the weaker fourth quarter of the year.

Strategy

KRONES starts »Conversion« programme



Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

Some 10 years ago KRONES repositioned itself to focus on growth – and with great success. In 2008 we set new records for sales, new orders and profit for the ninth consecutive year. During this period KRONES also consolidated its position as world market leader and is now one of the best placed companies in the machine construction industry, not just in Germany but worldwide.

Nevertheless, the weakness of the global economy is also having an effect on us. KRONES is not in crisis, however, but instead a fundamentally healthy, well positioned and very efficient company that has the answers to the challenges we now face.

The »Conversion« programme drawn up by the Executive Board is our response to the difficult economic conditions. »Conversion« implies both »changing our thinking« and »rebuilding«. It entails a comprehensive package of measures by which we will counteract the drop in earnings expected as a result of the global trend:

- Termination of more than 800 temporary and fixed-term employment contracts
- Insourcing of orders previously sent out to subcontractors
- Reduction in overtime working
- Even more flexible working hours and extensive short-time working
- Tangible reduction in personnel expenses with performance-related emoluments
- Utilisation of natural fluctuation
- Lower operating expenses adjusted to business volumes
- Postponement of planned investment

These restructuring measures reflect the need for immediate action triggered by the economic crisis.

We are also in the process of realigning the company and strengthening it further for the long term. These short-term measures will therefore be followed by structural changes in the course of 2009.

KRONES is fit for the future

KRONES will very quickly return to its customary strength after the global economic crisis is overcome.

We cannot prevent a global crisis, but we have the very best conditions for emerging from the crisis as a winner. KRONES enjoys a very solid financial base and, as a full-service supplier, has a unique business model. A raft of factors also suggests that our business will recover sooner than that of other companies in the machine construction industry.

- Our products and services for the »food and drink« segment put us very close to consumers; we are not a classic capital goods manufacturer with cyclical demand.
- Customers generally utilise our machines round the clock. The longer they remain reluctant to invest, the greater the backlog of investment that will have to be cleared in the years ahead.
- As a manufacturer of machines and lines used for the production, filling and packaging of beverages and liquid foodstuffs, we profit from global population growth and – despite the crisis – rising prosperity.
- These trends and the competitive pressure in the beverages industry will lead to a rise in the number of different containers, decorations and packagings, and hence to increased complexity for our customers. This in turn demands
  - innovation in machines and output,
  - the integration of process engineering, line and packaging technology, material flow technology and software,
  - worldwide lifecycle service round the clock.

We firmly believe that our target markets will grow again in the medium to long term and that KRONES will very quickly return to its customary strength after the global economic crisis is overcome. This confidence is based not least on our motivated and highly skilled workforce.



Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

- Share price falls 43.5% in a weak 2008 stock market
- KRONES pays dividend of €0.60 per share
- Share buyback programme started

The mood on international stock markets darkened steadily over the course of last year. The KRONES share was unable to escape the downward spiral and lost 43.5% of its value.



Olaf Scholz
Head of Investor Relations

The stock markets in 2008

2008 will probably go down as one of the years with the biggest losses in the history of the stock markets. Even the start of the new year was miserable, with fears of an economic downturn and the sharp rise in oil prices having a dampening effect on international equity markets. In the early part of the year hopes began to rise that stock markets were stabilising. However, the slide actually picked up speed, triggered by ever worsening news from the international finance sector. American institutions in particular were hit hard. Major mortgage and investment banks as well as insurers ran into trouble and had to turn to the state or competitors for rescue. Long-standing investment bank Lehman Brothers was not supported and subsequently went under. The whole of the world's banking system then threatened to fall apart. Across the world governments set about preserving the financial system from collapse with rescue packages and billions in financial injections. Even so, the stock markets crashed. At the end of the year the DAX stood at 4,810 points, 40.4% down on one year previously. The EURO STOXX 50 performed just as poorly, slumping 42%. In the USA the Dow Jones plunged 33.8%. Nor were Asian stock markets spared the global disaster: the Japanese Nikkei index lost some 42% in 2008, while in China indices nosedived more than 60%.

KRONES share price performance compared with the MDAX in 2008



Start: €54.99
High: €59.79
Low: €27.52
€60.00
€55.00
€50.00
€45.00
€40.00
€35.00
€30.00
€25.00
Jan
Feb
Mar
April
May
June
July
Aug
Sept
Oct
Nov
Dec
KRONES shares
MDAX (indexed)

The performance of the KRONES share echoed that of the MDAX in 2008.

KRONES share registers sharp losses

At €31.07, the KRONES share at the end of 2008 was trading 43.5% down on the start of the year.

Following many years with high gains, our shareholders had to absorb significant losses in 2008. The price of the KRONES share came under heavy pressure as early as the first few trading weeks due to the weakness of the market as a whole. The share price recovered from this setback, however, and even started rallying in mid-April after treading water for a while. This was underpinned by good corporate results. On 18 June the KRONES share reached a high for the year of €59.79, temporarily trading significantly above the 2007 closing price of €54.99.

Following another period of sideways movement the share price came under renewed intense pressure at the beginning of September. Fears of a long and deep recession hardened on the markets. Within a few weeks the KRONES share price slumped from €50 to about €30. The price recovered briefly after the positive nine-month results had been presented. In November, however, came the next collapse, with the world's stock markets unable to withstand the strain. The KRONES share reached a low for the year of €27.52 on 20 November. Although it had appreciated to €31.07 by the end of the last trading day of 2008, it was still down 43.5% on a year-on-year comparison. This meant that our share price suffered roughly as much as the MDAX, which plunged 43.2% in 2008.

Key figures for the KRONES share

At 31 December		**2008**	2007	2006**
Number of shares	(million)	**31.59**	31.59	31.59
Cash flow per share	€	**4.98**	4.73	4.03
Equity per share	€	**25.00**	22.36	19.90
Earnings per share	€	**3.39**	3.25	2.45
High	€	**59.79**	64.09	38.61
Low	€	**27.52**	37.40	28.83
Year's closing price	€	**31.07**	54.99	38.61
Price/earnings ratio (P/E)		**9**	17	16
Dividend per ordinary share	€	**0.60***	0.70	0.53

* Figures as per proposal for profit appropriation **Adjusted for share split

Portrait of the KRONES share

112,000 KRONES shares were traded on average each day in 2008.

KRONES stock is no par value ordinary bearer shares. Each share carries one vote. The stock has been listed and available for trading on all German stock exchanges since 29 October 1984. In fiscal 2008, daily trading volume on the Frankfurt stock exchange and in Xetra trading averaged some 112,000 shares. In 2007 the average daily trading volume was 118,000 shares. The KRONES share is a member of MDAX.

Key data for the KRONES share	
Ordinary shares	31,593,072
German securities identification number	WKN 633500
ISIN	DE 0006335003
Ticker symbol	KRN

Shareholder structure

With 53.2%, the Kronseder family holds the majority stake. 46.8% is freely floated. The majority of the free float is held by international institutional investors such as investment funds, pension funds and insurers, which account for about 28% of the share capital. The other just under 19% is held by private investors.

Shareholder structure as of March 2009


Private investors 18.6%
Kronseder family 53.2%
Institutional investors 28.2%

Dividend is reduced to €0.60

The Executive Board and Supervisory Board of KRONES AG will propose a dividend of €0.60 per share to the annual shareholders' meeting on 17 June 2008. This is a fall of €0.10 per share in the dividend compared with the previous year. The reduction in the dividend compared with the previous year reflects the state of the global economy.

Earnings per share climb to €3.39

Earnings per share rose from €3.25 to €3.39 in fiscal 2008. Following the stock split in 2007, the company's profit is now divided among 31,593,072 shares. The previous years' figures for earnings per share have been adjusted accordingly.

KRONES Group earnings per share in €


1.95
2.00
2.45
3.25
3.39
2004
2005
2006
2007
2008

Investor relations particularly important in difficult times

The KRONES share improved its stock market ranking from 39th to 34th.

Analysts' and investors' need for information was very high in what was a turbulent year for stock markets. We met this demand promptly through open dialogue. We want to enhance transparency still further and strengthen the confidence of investors in KRONES. Management and the IR contacts held many one-on-one discussions, some of them on our premises. KRONES also presented itself at roadshows and analysts' conferences in Germany and elsewhere in 2008.

Our IR activities paid off even in difficult times. By the end of 2008 KRONES had improved its year-on-year position on the Deutsche Börse AG ranking from 39th to 34th in terms of market capitalisation and from 48th to 41st in terms of trading volume.

Share buyback programme started

The Executive Board firmly believes that the KRONES share price does not adequately reflect the company's earnings power and future prospects. Using the authority given to it by the general meeting of 18 June 2008, it therefore decided on 21 January 2009 to acquire up to 10% of the equity capital, 3,159,307 shares, on the stock market. The consideration per share (excluding ancillary purchase costs) must be not less than €22.61 and not more than €27.64. Should the share price fall below or rise above this bandwidth, the Executive Board may decide a new buyback tranche with a new bandwidth. 763,000 shares had been bought back by 30 March 2009. We publish the current status of the share buyback regularly in the investor relations section of the website.



M

Our employees are highly skilled and **motivated**. Far from being a cost factor, they are a success factor and the foundation of KRONES.









Economic environment

- Global economy slows down sharply
- Germany's GDP grows 1.3% in 2008
- Machine construction industry ends its growth spurt

Bank crisis deflates the global economy

The financial and banking crisis put the global economy under immense pressure last year.

The global economy faced several negative factors in 2008. In the first half of the year the economy was under pressure from sharply rising raw material prices. By the middle of the year the oil price had jumped from just under 100 dollars to a good 150 dollars per barrel. Then came the banking and financial crisis and its disastrous impact on the real economy. All around the world, demand and production in key sectors collapsed at unprecedented speed. Nevertheless the global economy still managed to grow 3.3% in 2008, thanks to the good economic trend in the first few months of the year. The growth rate in the previous year was still around 5%.

Like many other industrial nations, the USA slipped into recession in the course of 2008 in spite of the expansive monetary and interest rate policy pursued by the Federal Reserve Bank. The world's largest national economy was made to pay the price for its home-made mortgage and credit crisis. The growth rate for gross domestic product (GDP) in the USA dropped to 1.1% in 2008 from 2.0% in the previous year.

In Europe the economy suffered most in those countries where the finance and housing sectors account for a large part of economic activity. These countries include the United Kingdom and Spain, which slipped fastest and furthest into recession. The economy also turned increasingly bleak in the other countries of Western Europe. GDP in the Eurozone contracted 1.5% in the fourth quarter of 2008 compared to the fourth quarter in the previous year. At 0.8%, growth for the whole of 2008 was well below the level of the previous year at 2.6%.

Hopes that countries such as China, India and Russia would take over the role of global economic motor while the industrial nations were in crisis were not fulfilled. Although China's GDP grew around 9% in 2008, this was well below the growth rates of previous years. India's GDP increased around 7% last year (2007: 9%). Russia faced additional pressure from the sharp drop in the price of oil in the course of the year. With a GDP growth rate of around 6%, the Russian economy experienced a notable slow-down (previous year: 8%).

Japan's export economy suffered not only from the generally poor global economy but also from the high exchange rate for the Yen. Japan's gross domestic product contracted 0.6% in 2008.

Germany's gross domestic product improves 1.3%

Germany, as an export-orientated national economy, was hit last year by the global economic slump more severely than other European countries. Investment activity as well as exports slowed down. Contrary to expectations, consumer spending did not make a positive impact in 2008. Temporarily exorbitant energy prices and grow-

Change in gross domestic product in % (Eurozone vs. Germany)


Eurozone
Germany
2.1
1.2
1.7
0.8
2.9
3.0
2.6
2.5
0.8
1.3
Source: Eurostat
2004
2005
2006
2007
2008

ing worries about jobs dampened the shopping spirits of Germany's consumers. The fact that Germany's GDP grew 1.3% in 2008, in spite of three successive quarters with negative growth rates, was owed to the year's outstanding first quarter.

Boom phase at an end for the machine construction industry

In 2008, production in the German machine construction industry grew for the fifth straight year to reach €194bn, 5.4% more than in the previous year. This was slightly higher than the 5% growth which was forecast by the German Engineering Federation (VDMA). The vigorous economy was reflected in an expanding workforce. In the course of the year the number of persons employed by German machinery and industrial equipment manufacturers increased by 40,000 to around 975,000 by the end of 2008.

The good economic trend in the industry has not continued. In fact, the export-dependent sector has been facing a stiff headwind since the end of last year. In the period from October to December 2008, new orders received by German machinery and industrial equipment manufacturers plummeted 29% compared to the previous year. The last time that the industry experienced such a drastic collapse in orders was in 1958. In view of the disastrous order figures and appalling economic conditions, the VDMA revised its forecast for the industry with a sharp mark-down. Instead of stagnation on a high level the VDMA now anticipates that production will drop 10 to 20% in 2009. At the same time the federation fears that a good 25,000 jobs will be lost in the German machinery and industrial equipment manufacturing industry in the course of the present year.

The market for packaging machinery

The world market for packaging machinery has a volume of approximately €26.0bn.

KRONES serves the global market for packaging machinery, which in 2008 had a volume of around €26bn. In spite of the current difficult economic phase we expect the market to continue growing in the long term. The highest demand for packaging machinery comes from the food industry, which accounts for around 40% of all the machines delivered. Around 20% is accounted for by the beverage industry, and another 20% by the pharmaceutical, cosmetics, personal care and household chemical industries combined. The remaining 20% of the packaging machines go to miscellaneous industries such as the tobacco and building materials industries.

The global market for packaging machinery by application


Pharmaceuticals, cosmetics, personal care and household chemicals 20%
Beverages 20%
Other 20%
Packaged foods 40%

2008: €26.0bn (own estimate)

Around 20% of global demand for packaging machines comes from the beverage industry.

The largest regional market is Europe. This continent accounts for around 25% of the global volume of packaging machines. North America comes second with a market share of a good 20%, followed by Japan with approximately 13%. China and the Asia/Pacific region each account for just about 10% of the market volume. This is where growth in demand is likely to be strongest over the medium term.

The most important market for KRONES is the beverage industry. We generated around 83% of our sales revenues in 2008 with breweries, soft drink producers and mineral springs. The remaining 17% of our revenues came from the sale of lines and services to companies in the food, chemical, pharmaceutical and cosmetics industries.

Demand for packaged beverages is rising

According to estimates, global consumption of packaged beverages grew 3.6% to more than 890 billion litres in 2008 compared to the previous year. By 2011 the global consumption of beverages is likely to increase an average of 3.2% each year.

People world-wide drank approximately 208 billion litres of packaged water in 2008. Water accounted for 23.4% of total consumption, taking over from carbonated soft drinks (CSD) as the most popular beverage. Soft drinks accounted for around 203 billion litres, which in terms of total volume equals a share of 22.8%. Beer accounted for nearly 184 billion litres, which equals a share of 20.6% and again places beer well ahead of milk (14.3%).

Consumption of packaged water is likely to increase around 4.5% each year by 2011, on the back of the continuing trend toward flavoured and functional waters. Since water is being packaged increasingly in plastic bottles (PET) and KRONES is the leader in the PET sector, the global water market continues to offer our company good opportunities for growth in the medium and long terms. The demand for soft drinks is likely to increase at an average of around 1% in the coming three years – far less than the overall market. On the other hand we expect beer consumption to achieve vigorous growth rates of 4% each year up to 2011. Beer is becoming increasingly popular particularly in China.

The consumption of packaged beverages is increasing around 3.2% a year. The growth potential for water is better than the average.

Global consumption of packaged beverages in billions of litres in 2008


Carbonated soft drinks (CSD)
203.0 (22.8%)
Alcoholic beverages
229.4 (25.7%)
Milk and dairy drinks
146.7 (16.4%)
Water 208.6 (23.4%)
Juices and juice drinks 61.1 (6.9%)
New drinks 42.8 (4.8%)
1.2%
3.6%
2.4%
4.5%
4.6%
4.1%

2008: 891.6bn litres (own estimate)

Average annual growth in % up to 2011

Beverage consumption by region

The American continent is the largest market for packaged beverages. Last year more than 330 billion litres were consumed there, which equals about 37% of global consumption. However, the North American market is saturated and therefore likely to grow an average of just 1.6% in the period up to 2011, which is only around half as much as the market as a whole. A similar picture exists in Western and Central Europe. The Chinese market will continue to gain greatly in importance. Whereas China accounted for around 112 billion litres of package beverages or 12.6% of global consumption in 2008, this figure will probably rise to 14.8% by 2011. This corresponds to annual growth rates of 8.6%.

Americans consumed more than 330 billion litres of packaged beverages. The American continent remains the largest market for packaged beverages.

Packaged beverages in billions of litres/in %	**2008** bn	%	2011 bn	%	Annual growth in %
Central Europe	**53.1**	**6.0**	53.9	5.5	0.5
Western Europe	**138.2**	**15.5**	144.5	14.8	1.5
Eastern Europe	**36.7**	**4.1**	39.4	4.0	2.4
Russia/Central Asia	**45.5**	**5.1**	50.7	5.2	3.6
North America/Central America	**187.7**	**21.1**	186.0	19.0	–0.3
South America	**143.7**	**16.1**	161.2	16.4	3.9
China	**112.8**	**12.6**	144.6	14.8	8.6
Asia/Pacific (incl. Japan)	**123.4**	**13.8**	140.4	14.3	4.4
Africa/Middle East	**50.5**	**5.7**	58.7	6.0	5.1
Global	**891.6**		979.4		3.2

Sources: Euromonitor, own surveys

Plastic packaging is becoming increasingly popular

Last year around 40% of the global volume of packaged beverages were packed in PET packaging. PET thus lies clearly ahead of glass packaging materials, which were used for around a quarter of all beverages. PET packagings are used predominantly for water and soft drinks, while glass is preferred for alcoholic drinks.

The share of beverages packed in cans lies at a good 12%. Beer, soft drinks and niche segments such as energy drinks are often filled into cans. Altogether around 10.5% of the global volume of packaged beverages were packed in cartons.

More and more beverages are being filled into PET packagings.

Global beverage market by packaging material in 2008


Other 12.2%
Cans 12.3%
Cartons 10.5%
Glass 25.3%
PET 39.7%
5.1%
3.1%
3.0%
2.5%
1.5%



Source: own estimate

Average annual growth in % up to 2011

Estimate

KRONES is a global player

Our production is based mainly in Germany but by far the lion's share of our sales is made in other countries. KRONES positioned itself at an early stage on the most important international markets. We are convinced that the future still holds potential for growth world-wide. In the following sections we will consider how the consumption of beverages is likely to develop in major sales regions in the years ahead.

China

Growth in China will weaken temporarily as a result of the global financial crisis, but the country will remain a very interesting market for KRONES. China's population of around 1.3 billion alone indicates the potential for our products. Last year the volume of packaged beverages consumed in China was around 112 billion litres. That surpassed the previous year's level by more than 10%. The volume of packaged beverages consumed in China is likely to increase 8.6% each year on average and reach a total of around 145 billion litres by 2011. This growth will occur across all beverage types.

The packaged beverage in greatest demand in China in 2008 was beer, accounting for consumption of more than 43 billion litres. This equalled a share of nearly 39% of total consumption. It is anticipated that beer consumption will increase 9% each year over the coming three years. Higher growth is expected only with fruit juices (14%) and dairy drinks (11.8%). Packaged water is the second largest single market after beer.

Volume of beverages in China in 2008


Milk and dairy drinks 12.5%
Water 15.0%
Juices and juice drinks 10.0%
New drinks 8.6%
CSD 9.4%
Alcoholic beverages 44.5%
7.5%
8.2%
14.0%
7.9%
5.3%
8.7%

2008: 112.8 billion litres (own estimate)

Average annual growth in % up to 2011

Estimate

The Americas

North America

North America is still the largest single market for packaged beverages. The latest figures indicate that the region accounts for some 187 billion litres or around one fifth of global beverage consumption. The overall consumption of packaged beverages in North America will probably stagnate in the years ahead as the consumption of soft drinks is declining. Soft drinks account for around a third of total consumption in North America.

Soft drinks are very popular in North America. They account for around a third of total beverage consumption.

Volume of beverages in the Americas (North, Central and South America) in 2008


Milk and dairy drinks 15.7%
Water 22.7%
Juices and juice drinks 5.7%
New drinks 3.7%
CSD 32.4%
Alcoholic beverages 19.8%
0.8%
3.4%
0.9%
2.7%
0.0%
2.2%

2008: 331.4 billion litres (own estimate)

Average annual growth in % up to 2011

Estimate

South America

Beverage consumption in South America is expected to increase nearly 4% each year up to 2011. In 2008 the overall market equalled approximately 144 billion litres, with soft drinks accounting for around one third of the total. Unlike in North America, the consumption of such beverages in South America is forecast to increase in the future. Growth rates of nearly 6% are anticipated for the water segment, which made up a good quarter of the market in South America in 2008.

Europe

Western Europe

Last year around 138 billion litres of packaged beverages were consumed in the region. Western Europe is a largely saturated market, with average growth rates of 1.5% anticipated. Only niche segments such as energy and sports beverages promise growth rates that are above the average.

The beverage market in Europe is largely saturated and shows only slight growth.

The global trend towards water is well advanced in the countries of Western Europe, nevertheless water consumption is likely to increase around 2% on average in each country. Water is packed mainly in plastic bottles and accounts for around one third of total consumption in this region. Milk follows in second place with a share of 19.4%, still ahead of soft drinks with 17.1%.

Central Europe

The picture in the countries of Central Europe is similar to that in Western Europe. Here too water heads the beverage consumption list with a share of more than one quarter and anticipated growth rates of nearly 2%. On the whole, beverage consumption in Central Europe totalled 53 billion litres last year. Beer consumption in the region is declining, but with a share of 21.3% it is still the second most popular beverage after water.

Volume of beverages in Western, Central and Eastern Europe in 2008



Milk and dairy drinks 18.0%
Water 29.3%
Juices and juice drinks 7.0%
New drinks 2.3%
CSD 17.9%
Alcoholic beverages 25.5%
1.0%
2.2%
1.6%
3.1%
1.3%
0.0%

2008: 228.0 billion litres (own estimate)

Average annual growth in % up to 2011

Estimate

Eastern Europe

In the countries of Eastern Europe, in which nearly 37 billion litres of beverages were consumed in 2008, beer is the most popular thirst quencher by far, with a market share of 28%. Water follows in second place with 23.5%. In the years ahead water will gain ground given that growth rates of 3.8% are forecast for water, twice as high as for beer. The overall Eastern European beverage market is expected to improve an average of 2.4% by 2001.

Beer is a very popular thirst quencher in Eastern Europe.

Russia/CIS

The volume of beverages consumed in Russia/CIS stood at 45.5 billion litres last year. The 50 billion litre mark is likely to be passed by 2011. Growth in the region is being driven above all by the increasing demand for beer and water. Beer consumption in Russia and the states of the former Soviet Union is already very high with a share of more than 35% of total beverage consumption. Water is the third most popular packaged drink in the region after soft drinks, and more than 85% of it is filled into PET bottles.

Water is the third most popular packaged drink in Russia and the states of the former Soviet Union after beer and soft drinks. More than 85% of the packaged water consumed in the region is filled into PET bottles.

Asia/Pacific

We expect the demand for packaged water to continue rising sharply in this region. Annual growth rates are likely to lie at around 8%, far above total market growth at 4.4%. One reason for the popularity of water, which in 2008 accounted for around one quarter of market volume or a total of a good 123 billion litres, is the increasing awareness of health issues in Asia. Last year the consumption of packaged milk stood at nearly 23 billion litres. This corresponds to 18.5% of total consumption. The demand for milk is expected to rise 4.6% each year up to 2011.

Volume of beverages in Asia/Pacific in 2008


Milk and dairy drinks 22.4%
Water 25.5%
Juices and juice drinks 4.9%
New drinks 12.3%
CSD 14.1%
Alcoholic beverages 20.8%

2008: 123,4 billion litres (own estimate)


8.2%
3.8%
3.3%
2.4%
1.3%
3.0%

Average annual growth in % up to 2011

Estimate

Middle East and Africa

Growth rates of 5% put the region among the emerging markets for packaged beverages. In 2008 the total consumption of packaged beverages stood at 50.5 billion litres. Soft drinks are very popular in the countries of Africa and the Middle East. Their share of total consumption stood at a good 38% last year. The demand for soft drinks is expected to increase in the future 3% a year. However, the beverage with the largest increase in consumption in the Middle East and Africa will be water with annual growth rates of around 9%.

There is great demand in Africa for clean, packaged water.



KRONES understands **process engineering** to be the amalgamation of system know-how, manufacturing expertise, microbiology and information technology into a comprehensive solution for the customer's production line.





- Sales climb 10.5% to €2,381.4m
- KRONES makes net profit of €106.5m
- Cash flow greatly improved

Sales up 10.5% to €2,381.4m

In 2008 KRONES increased its sales for the fourth time in succession with a double-digit percentage growth rate. At €2,381.4m sales were 10.5% higher than in the previous year. Particularly in the first half of 2008 there was strong demand for complete solutions. Our company benefited from this because we cover our customers' entire value-add chain from beverage production to goods distribution. In 2008 international beverage conglomerates invested strongly in the construction and expansion of beverage factories particularly in regions such as Africa and Asia.

Countries such as China and Russia, which have been growing vigorously for a number of years, were hit by the financial crisis in 2008, but they still recorded high economic growth rates for the year as a whole. This stimulated our industry along with others. Similarly, the fact that the percentage of drinks packed in plastic bottles (PET bottles) has remained at a high level promoted KRONES' growth as a leading supplier in this segment. Our KOSME segment, which offers machines and lines for the low output range, benefited from the demand for attractively priced standard machines which increased in the course of the year.

KRONES Group sales in €m


1,514
1,695
1,911
2,156
2,381
2004
2005
2006
2007
2008

Our sales have risen continuously in the past few years.

Sales by segment

Sales in the biggest and most profitable segment, »machines and lines for product filling and decoration«, increased 9.8% to €1,982.6m in 2008. The segment contributed 83.3% of consolidated sales.

Sales in the segment »machines and lines for beverage production/process technology« surpassed the previous year's level by €310.0m or 12.3% and accounted for 13.0% of consolidated sales. KOSME, our smallest segment, contributed 3.7% to consolidated sales with a jump in sales of 20.3% to €88.8m in fiscal 2008. *More explanations can be found in the section »Report from the segments« starting on page 36 and in the segment reporting in the consolidated notes to the financial statements starting on page 78.*

KRONES Group sales by segment in €m


Machines/lines
for product filling
and decoration
83.3% (€1,982.6m)
Machines/lines
for beverage production/
process technology
13.0% (€310.0m)
Machines/lines
for the low
output range (KOSME)
3.7% (€88.8m)
Machines/lines
for product filling
and decoration
83.8% (€1,806.0m)
Machines/lines
for beverage production/
process technology
12.8% (€276.1m)
Machines/lines
for the low
output range (KOSME)
3.4% (€73.8m)

Sales in 2008: €2,381.4m

Sales in 2007: €2,156.0m

Sales by region

Europe's share of KRONES' total revenues increased notably in fiscal 2008. We achieved vigorous sales growth above all in Western Europe. Growth in the region was driven by the health and wellness trend, which is boosting the demand for beverages and foods with pharmaceutical additives (functional food). Sales in Europe climbed on the whole 17.7% to €950.6m in 2008 compared to the previous year. Their share of consolidated sales increased from 37.5% to 39.9%.

Sales in Germany in the reporting period decreased 13.7% from €347.5m to €299.9m because the weak economy in Germany had an adverse effect on our industry as on others. In 2008, domestic business contributed 12.6% to the company's consolidated sales (previous year: 16.1%).

Sales in the rest of the world developed with great regional differences. In North and Central America we suffered from an absence of large projects, and only the demand for single machines was satisfactory. The weak US dollar in the first half of 2008 decreased demand for products from the Eurozone. In South America our industry profited from the general economic boom.

KRONES generates the lion's share of its sales, namely 87%, outside Germany.

KRONES Group sales by region in %


Europe 39.9%
Germany 12.6%
Rest of the world 47.5%
Europe 37.5%
Germany 16.1%
Rest of the world 46.4%

Sales in 2008: €2,381.4m

Sales in 2007: €2,156.0m

The development of sales in Africa was extraordinarily positive. From there we received major orders for the construction of complete breweries and bottling plants. In China there was strong demand for our plants for the cold aseptic (germ-free) bottling of beverages such as milk, tea and fruit juice. Local competitors are unable to offer these technologically demanding solutions. Their domain is the simpler machine. We are not active in this segment in China because the prices there are very low. In the Asia/Pacific region, demand from Vietnam was strong whereas business in Japan was slack.

Non-European sales by KRONES increased on the whole 13.0% to €1,130.9m in 2008 compared to the previous year. Their share of consolidated sales went up from 46.4% to 47.5%.

Sales by industry

Sales revenues generated through business with soft drink, water and juice producers increased 15.1% from €1,015.5m to €1,169.2m in 2008. This is by far the highest growth rate among the customer industries and primarily a reflection of the continued strong growth of bottled water. The increasing diversity of non-alcoholic beverage products also had a positive impact. The industry's share of consolidated sales climbed from 47.1% to 49.1% in the reporting period.

Following vigorous growth in the previous year, which was favoured by large orders from Asia, business with manufacturers and bottlers of alcoholic beverages grew again from an already high level. Sales revenues rose 6.2% from €769.7m to €817.4m. The contribution of the alcoholic beverages industry to consolidated sales decreased slightly from 35.7% to 34.3%.

In the non-beverage sector (food, chemicals, pharmaceuticals and cosmetics) KRONES records its sales with the milk industry under »Food«. Business with the milk industry recovered again in 2008 following a weaker previous year. This also explains why sales in the non-beverage sector increased 6.5% to €394.9m (previous year: €370.8m). This sector contributed 16.6% of the company's consolidated sales in the last fiscal year (previous year: 17.2%).

KRONES Group sales by industry in %



Alcoholic beverages 34%

Food, chemicals, pharmaceuticals, cosmetics 17%

Non-alcoholic beverages 49%

Sales in 2008: €2,381.4m



Alcoholic beverages 36%

Food, chemicals, pharmaceuticals, cosmetics 17%

Non-alcoholic beverages 47%

Sales in 2007: €2,156.0m

KRONES generated more than 80% of its consolidated sales with the beverage industry.

New orders and orders on hand

New orders exceed high level of the previous year

The increasingly weaker global economy in 2008 also left its mark on our customers' order activity. While the new orders received in the first two quarters far exceeded the previous year's level, the new orders received in the second half of the year contracted. At around 15% the drop in the poor fourth quarter was still within bounds compared to other machine manufacturers. In 2008 the new orders received increased on the whole 1.1% from €2,300.2m to €2,326.5m.

Last year we received the largest order in the company's history. KRONES built three complete breweries for a customer from Africa. We managed to land these orders only because we have set ourselves up as a full-service supplier. Major orders were also received in the reporting period from the Asian region.

In spite of the weak fourth quarter, new orders received in 2008 showed a slight increase.

KRONES Group new orders in €m



1,554
1,736
1,967
2,300
2,326
2004
2005
2006
2007
2008

KRONES goes into the economic downturn with a high level of orders on hand

At €837.4m the orders on hand at 31 December 2008 were 6% lower than in the previous year. Our order backlog decreased continuously in the course of the year but still found itself at a comparatively high level at the balance sheet date.

KRONES Group orders on hand in €m



649
691
747
891
837
2004
2005
2006
2007
2008

KRONES Group earnings situation

In €m	2008	2007	Change
Sales revenues	2,381.4	2,156.0	10.5%
Changes in inventories of finished goods and work in progress	22.6	77.9	
Total operating revenue	2,404.0	2,233.9	7.6%
Goods and services purchased	–1,255.4	–1,186.1	5.8%
Personnel expenses	–661.4	–599.5	10.3%
Other operating income (expenses) and own work capitalised	–278.6	–250.5	11.2%
EBITDA	208.6	197.8	5.5%
Depreciation, amortisation, and write-downs on non-current assets	–51.0	–47.6	7.1%
EBIT	157.6	150.2	4.9%
Financial income (expense)	–1.5	3.4	
EBT	156.1	153.6	1.6%
Taxes on income	–49.6	–51.8	–4.2%
Net income	**106.5**	**101.8**	**4.6%**

It is clear from the analysis of the income statement that the growth in profit did not keep pace with the growth in sales last year.

KRONES' ratio of goods and services purchased to total operating revenue decreased due to better purchasing conditions.

The 7.6% increase in total operating revenue was smaller than the growth in sales because the inventories of finished goods and works in progress at €22.6m grew far less in 2008 than in the previous year (€77.9m).

Goods and services purchased, which is by far the largest expenses item on the KRONES Group's income statement, went up 5.8% to €1,255.4m in 2008 compared to the previous year. As the result of more favourable purchasing conditions and fewer temporary workers, the goods and services purchased increased less than proportionately to the total operating revenue. The ratio of goods and services purchased to total operating revenue decreased accordingly from 53.1% to 52.2%.

Personnel expenses went up 10.3% from €599.5m to €661.4m last year. The ratio of personnel expenses to total operating revenue increased from 26.8% to 27.5% due to higher salaries and wages. It thus stood well below the level of previous years (more than 30%). The timely measures we took to introduce employment and remuneration systems of greater flexibility are paying off.

Other operating expenses went up 10.4% to €384.0m. This expenses item also includes freight and travel expenses, which for a strongly export-orientated company like KRONES are considerable.

KRONES Group EBITDA and EBIT

Earnings before interest, taxes, depreciation and amortisation (EBITDA) improved in fiscal year 2008 5.5% to €208.6m (previous year: €197.8m). The EBITDA margin, expressed as a percentage of consolidated sales, dropped from 9.2% to 8.8%. At €51.0m the depreciations exceeded the previous year's level by €3.4m. Earnings before interest and taxes (EBIT) went up 4.9% to €157.6m, while the EBIT margin dropped from 7.0% to 6.6%.

KRONES' operative revenues increased marginally in 2008.

KRONES Group EBITDA in €m


146.5
136.8
157.8
197.8
208.6
2004
2005
2006
2007
2008

KRONES Group EBIT in €m


101.2
90.2
108.0
150.2
157.6
2004
2005
2006
2007
2008

KRONES Group EBT

On account of the low level of interest, the income which we made with our net liquid assets in 2008 was not enough to cover the interest incurred for temporary loans. Financial income includes not only interest income but also and primarily profit transfers. On the whole the financial income dropped to minus €1.5m from €3.4m in the previous year. Earnings before taxes (EBT) improved by €2.5m to €156.1m.

Our EBT margin decreased from 7.1% to 6.6%. The smaller margin reflects the weak economy as well as the personnel costs and conversion costs incurred in the fourth quarter of 2008 in connection with our action package in preparation for the challenges of fiscal 2009.

KRONES Group EBT in €m


99.9
91.2
109.6
153.6
156.1
2004
2005
2006
2007
2008

KRONES Group net income

KRONES benefited in the reporting period from the reform of Germany's Corporate Income Tax Law. The tax rate declined accordingly from 33.7% to 31.7% in 2008 compared to the previous year. Net income went up 4.6% from €101.8m to €106.5m, increasing for the ninth straight year in spite of the adverse framework conditions in the second half of 2008.

After-tax returns climbed in 2008 to a new record level of €106.5m.

KRONES Group net income in €m



62.0
63.4
77.5
101.8
106.5
2004
2005
2006
2007
2008

Earnings per share

KRONES' capital stock is divided into 31,593,072 shares. In the reporting period the earnings per share improved from €3.25 to €3.39. The previous years' figures have been adjusted to account for the 3-for-1 share split on 22 August 2007.

The earnings per share improved from €3.25 to €3.39.

KRONES Group earnings per share in €



1.95
2.00
2.45
3.25
3.39
2004
2005
2006
2007
2008

Consolidated cash flow statement

In €m	2008	2007	Change
EBT	**156.1**	153.6	2.5
Cash flow from operating activities	**183.8**	104.3	79.5
Cash flow from investing activities	**–105.4**	–88.2	–17.2
Free cash flow	**78.4**	16.1	62.3
Cash flow from financing activities	**–23.9**	–18.6	–5.3
Net change in cash and cash equivalents	**54.5**	–2.5	57.0
Other net change in cash and cash equivalents	**0.1**	–1.4	1.5
Cash and cash equivalents at the beginning of the fiscal year	**53.8**	57.7	–3.9
Cash and cash equivalents at the end of the fiscal year	***108.4***	53.8	54.6

In the last fiscal year the cash flow from operating activities rose €79.5m to €183.8m. Our further improved working capital management thus bore fruit. Above all the sharp decrease in trade receivables of €58.1m contributed to the good operative cash flow. Our inventories increased in 2008 slightly more than proportionately to sales because several large plants had not been delivered at the balance sheet date, resulting in a larger inventories of finished goods and works in progress. Inventory build-up, which had a notable negative impact on cash flow in 2007, remained within bounds however compared to the previous year.

The fact that tax payments decreased from €57.3m to €49.5m in 2008 compared to the previous year contributed likewise to the far better operative cash flow.

KRONES Group operative cash flow in €m


183.8
95.8
104.3
86.9
62.4
2004
2005
2006
2007
2008

KRONES improved its operative cash flow notably in 2008.

We were able to finance our investments in intangible assets and in property, plant and equipment to the tune of €111.9m (previous year: €97.5m) from our cash flow from operating activities. In the reporting period, €74.1m (previous year: €77.2m) went alone into property, plant and equipment. We again expanded our technology centre in Neutraubling and modernised our machinery in the factories. Now that our technology centre is largely finished, we shall invest far less in 2009 than in previous years.

In spite of the high level of investment, free cash flow increased sharply from €16.1m to €78.4m in 2008 compared to the previous year. This reflects our improved operative performance.

KRONES GROUP capital expenditures in €m

KRONES invested just under €112m in property, plant and equipment and intangible assets.


60.4
78.3
77.7
97.5
111.9
2004
2005
2006
2007
2008

Cash flow from financing activities results primarily from the dividend. In June 2008 KRONES paid its shareholders a total dividend of €22.1m (previous year: €16.9m) for fiscal 2007.

KRONES Group dividend payout in €m


13.7
14.7
16.9
22.1
2004
2005
2006
2007

Taking into account changes due to exchange rates and the consolidated group, KRONES had cash and cash equivalents of €108.4m (previous year: €53.8m) at 31 December 2008.

KRONES Group cash and cash equivalents in €m

Cash reserves totalled more than €100m at the end of 2008.


75.4
56.5
57.7
53.8
108.4
2004
2005
2006
2007
2008

Assets and capital structure

In €m	2008	2007	2006	2005	2004
Non-current assets	**534**	475	430	403	382
of which property, plant and equipment, intangible assets, and financial assets	**482**	422	374	357	335
Current assets	**1,291**	1,209	1,042	880	828
of which cash and equivalents	**108**	54	58	57	75
Equity	**790**	708	629	572	526
Total debt	**1,035**	976	843	711	684
Non-current liabilities	**144**	155	147	155	151
Current liabilities	**891**	821	696	556	533
Balance sheet total	**1,825**	**1,684**	**1,472**	**1,283**	**1,210**

The KRONES Group's balance sheet total rose in 2008 in step with the 10.5% increase in the volume of business. At 31 December 2008 it had increased 8.4% to €1,825.1m (previous year: €1,684.0m). Non-current assets totalled €534.3m at the balance sheet date for 2008 (previous year: €475.2m).

Our comfortable financial base and the on the whole very sound capital structure are a good foundation for surviving and exploiting opportunities during the economic downturn.

Property, plant and equipment grew 14.2% to €482.0m (previous year: €422.1m). The fact that property, plant and equipment was a good 10% higher at €386.7m (previous year: €349.2m) was owed mainly to the further expansion of the KRONES technology centre in Neutraubling. A detailed statement of changes in property, plant and equipment, intangible assets and financial assets can be found in the consolidated financial statement (*consolidated notes to the financial statements starting on page 80*).

Current assets were up 6.8% to €1,290.8m . Inventories, the largest single item, went up 12.5% from €505.5m to €568.6m. This is due in part to the fact that KRONES had many machines and lines which were finished but not yet delivered as of the reporting date. At €529.0m (nearly 10% below the previous year's value of €583.7m), current trade receivables were well down on the balance sheet date for 2008. Our measures for optimising our receivables management were therefore successful. The working capital to sales index improved from 29.5% in the previous year to 27.5%.

The KRONES Group had cash and cash equivalents of €108.4m at 31 December 2008 (previous year: €53.8m).

The company's equity rose from around €708m to €790m. Our equity ratio equalled 43.3% on the balance sheet date (previous year: 42.0%) and was therefore well above the industry average.

KRONES' non-current liabilities, which comprise primarily provisions for pensions and other provisions, decreased from €154.6m to €144.2m. The 8.5% increase of current liabilities to €891.0m (previous year: €821.5m) results primarily from advance payments received, provisions and accruals.

KRONES had current and non-current bank debt of only €0.7m at the balance sheet date. Net liquid assets (cash and cash equivalents less bank debt) amounted to €107.7m at the balance sheet date (previous year: €52.9m).

Report from the segments

Product filling and decoration segment

This is KRONES' core business area and by far its largest segment, offering machines and complete lines for filling, packaging, labelling, and moving products.

Segment revenues

In 2008 sales in this KRONES core segment increased 9.8% to €1,982.6m. A large part of the sales in this segment was achieved with products from the Plastics Technology division. Contributing to this growth in the reporting period was high demand for machines for cold-aseptic beverage filling in PET bottles. After an extremely good previous year, our sales in Germany fell almost a quarter in 2008 to €241.6m (2007: €319.2m). By contrast, KRONES saw a very pleasing overall improvement in export business. Segment sales rose sharply in regions such as Asia, Africa and Western Europe. The proportion of export business grew from 82.3% in the previous year to reach 87.8% in 2008. »Machines and lines for product filling and decoration« contributed 83.3% of consolidated sales (previous year: 83.8%).

Strong growth in export business outweighed the decline in domestic sales.

Sales in product filling and decoration in €m



Germany
12.2% (€241.6m)
–24.3%*
Europe
38.9% (€771.3m)
+22.0%*
Other regions
48.9% (€969.7m)
+13.5%*
Germany
17.7% (€319.2m)
Europe
35.0% (€632.4m)
Other regions
47.3% (€854.4m)

Sales in 2008: €1,982.6m

Sales in 2007: €1,806.0m

*percentage change on previous year

Segment earnings

A large part of the costs arising in the fourth quarter in preparation for meeting the challenges of 2009 was incurred by our core segment »machines and lines for product filling and decoration«. Earnings before tax (EBT) slipped 1.9% to €154.3m (previous year: €157.3m). The EBT margin, the ratio of earnings before taxes to sales, fell from 8.7% to 7.8%.

The EBT margin did not quite reach the high level of the previous year.

Return on sales (earnings before tax relative to sales) as a percentage



7.5
7.2
6.7
8.7
7.8
2004
2005
2006
2007
2008

Beverage production/process technology

This segment includes brewhouse and filtration technology, i.e. brewery technology, as well as pasteurisation technology. Equipment used for treating sensitive beverages such as milk and for producing dairy drinks and fruit juices falls under the segment »beverage production/process technology«. KRONES internal logistics offers systems and services that enable companies to make all of their material flows more efficient.

Segment revenues

The segment »machines and lines for beverage production/process technology« increased sales 12.3% from €276.1m to €310.0m in fiscal 2008. KRONES profited from the fact that international beverage groups expanded their worldwide brewing capacities in this last year. In Germany segment sales more than doubled from a low base to reach €55.3m. The segment accounted for a 13.0% (previous year: 12.8%) share of consolidated sales.

The segment had a successful 2008 outside Europe. Domestic sales rose particularly sharply from a low base.

Beverage production/process technology sales in €m



Germany
17.8% (€55.3m)
+118.6%*
Europe
36.0% (€111.4m)
–10.0%*
Other regions
46.2% (€143.3m)
+12.8%*
Sales in 2008: €310.0m
Germany
9.2% (€25.3m)
Europe
44.8% (€123.8m)
Other regions
46.0% (€127.0m)
Sales in 2007: €276.1m

*percentage change on previous year

Segment earnings

Following a comprehensive streamlining programme, the segment returned to the black in 2008. Pre-tax earnings improved €1.8m from –€0.1m to €1.7m, although at 0.5% the EBT margin is still not satisfactory. To boost margins in the medium term, we intend to reduce the proportion of goods purchased for resale in segment sales and advance our own value added.

Segment earnings improved notably in the last few years.

Return on sales (earnings before tax relative to sales) as a percentage



0.7
–7.5
–1.9
0.0
0.5
2004
2005
2006
2007
2008

Lower output range (KOSME)

Our subsidiary KOSME offers a product range similar to that of our segment »machines and lines for product filling and decoration«, but for less demanding applications. KOSME serves customers with smaller operations, which perfectly complements KRONES' high-end core business.

Segment revenues

KOSME profited from the accelerating demand for individual standard machines in 2008. Customers find it easier to finance these than large, expensive all-in lines. In the economic downturn this confirmed the strategy pursued by KRONES of covering the lower output range as well. KOSME sales rose 20.3% on the previous year to reach €88.8m (previous year: €73.8m). At 3.7%, KOSME's share of total KRONES sales was almost unchanged (previous year: 3.4%).

KOSME's worldwide sales grew a good 20%.

KOSME sales in €m


Germany
3.4% (€3.0m)
±0.0%*
Europe
76.5% (€67.9m)
+31.1%*
Other regions
20.1% (€17.9m)
–6.3%*
Sales in 2008: €88.8m
Germany
4.0% (€3.0m)
Europe
70.1% (€51.7m)
Other regions
25.9% (€19.1m)
Sales in 2007: €73.8m

*percentage change on previous year

Segment earnings

Following an unacceptable collapse in earnings in 2007, we analysed all processes and structures at KOSME and delivered significant improvements. In particular, the segment returned to concentrating on standard machines. Our efforts were already beginning to take effect in the period under report, with earnings before tax climbing €3.8m from –€3.7m in the previous year to €0.1m in 2008. We have thus achieved our short-term goal of reaching a break-even result for KOSME. In the medium term we expect to generate positiv returns again.

KOSME returned to the black in 2008.

Return on sales (earnings before tax relative to sales) as a percentage


4.1
2.0
4.6
–5.0
0.2
2004
2005
2006
2007
2008

The service business of KRONES

- KRONES opens new Service Centre
- Service portal goes online
- LCS symposia much in demand

The entire repair and maintenance business of KRONES is grouped together under »Lifecycle Service (LCS)«. The extensive range of products and services in LCS is divided into the Services segment and the Parts + Software segment. Our customers can put together their own customised service program to match their specific needs. We also offer holistic support over the entire life of our customers' machines and lines.

LCS Services comprise the following components:

We can put together individual solutions for customers from our modular Lifecycle Service product range.

- Productivity: We use state-of-the-art analysis methods to optimise lines and improve their cost effectiveness.
- Maintenance: Traditional maintenance and repair.
- Support: Rapid response consulting and troubleshooting assistance (help desk, teleservice).
- Design: All-around service for designing new PET containers.
- Training: Qualified training for line operating personnel at the KRONES Academy (see page 40).

LCS Parts + Software comprises the following components:

- Original Spares: We deliver original KRONES spare parts of the highest quality quickly and reliably.
- Retrofitting: Fast, efficient retrofitting of lines. We boost machine productivity by incorporating newly developed components or control programs.
- SoftTools: Software that allows a line's lifecycle to be optimised by recording and analysing a variety of machine data, for instance, to ensure early detection of maintenance needs.
- Materials: High-quality materials that ensure optimum machine performance as well as adhesives from KIC KRONES for labelling machines.
- ReSale: A comprehensive support concept for reselling our customers' used machines.

LCS close to customers

We expanded our online activities in 2008 with the aim of offering our customers an even better service. Our European customers have had access to a dedicated service portal on the internet since the start of 2009. The new LCS portal links them directly to KRONES and gives them access to all current enhancement options for their machines.

The worldwide LCS symposia, at which we highlight ways in which our customers can improve their lines, met with great success in 2008. KRONES plastics technology experts at the blow moulder symposium in the USA, for instance, explained how upgrades to the blow moulder could deliver savings of up to 40% in compressed air.

Service Centres around the world

The worldwide Service Centres of KRONES serve as central support bases for Lifecycle Service business to our more than 40 subsidiaries. The Service Centre network had previously extended to Neutraubling (Region Europe), Franklin (Region North America), São Paulo (South America) and Taicang (Region China). In 2008 KRONES opened a new Service Centre in Johannesburg (Region Africa) to serve a region in which the company has recorded very strong new machine business in recent years. We intend to open two more in 2009, in Tver (Region Russia/CIS) and Bangkok (Region Asia/Pacific).


Support base
North America
KRONES Inc.,
Franklin
Support base
Europe
KRONES AG,
Neutraubling
Support base
Russia/CIS
Tver
Support base
China
KRONES,
Taicang
Support base
Asia/Pacific
Bangkok
Support base
South America
KRONES Brazil,
São Paulo
Support base
Africa
KRONES S.A.
Johannesburg
In planning

Our five Service Centres act as central support bases for Lifecycle Service business to our more than 40 worldwide subsidiaries.

The KRONES Academy

The KRONES Academy is an integral and important element of Lifecycle Service. It is there that we train both management and operating personnel of our customers on the operation of KRONES machines and lines in practical training courses. In this way, we ensure that operating personnel have a sound mastery of our lines and can use them to achieve the highest performance. The Academy has more than 50 qualified trainers, who offer instruction at our headquarters in Neutraubling, Germany, as well as at numerous international training centres around the globe. Last year, 10,307 people attended KRONES Academy courses.

KRONES academy training course participants


7,350
8,520
8,740
9,370
10,307
2004
2005
2006
2007
2008

The number of course participants rose to more than 10,000 for the first time in 2008.

- KRONES invests around 5% of sales in R&D
- Innovation process becoming even more efficient
- enviro programme started

Products and services that offer customers lasting added value are the foundation for the success of KRONES. We want to keep our innovative power at its highest level and secure and expand the company's technological lead. This is why we have been investing heavily in research and development (R&D) for many years. In fiscal 2008, around 5% of sales revenues were channelled into R&D – a large share compared to our industry peers.

We want to expand our technological market leadership with significant investment in research and development compared to our industry peers.

At KRONES there are around 350 highly qualified R&D staff dedicated to transforming ideas into innovative systems, machines and new services. A focal point of our R&D work is to drive new product concepts forward with an efficient development process.

The various internal and external sources of innovation are tapped even more efficiently with the help of a comprehensive innovation management system. This means that ideas from our design and sales departments or from customers themselves will in future be collected centrally and be processed, analysed and suitably implemented into new products along structured lines. At the same time internal collaboration between R&D and other departments of KRONES such as Service and Assembly is being intensified. Findings obtained from working with customers on site flow quickly and smoothly into the development process through workshops.

Focus on »Total Cost of Ownership«

In addition to one-off acquisition costs, the ongoing costs of operating production lines are becoming ever more important for our customers in economically difficult times such as the present. The aim is to keep the »Total Cost of Ownership« as low as possible. This can be achieved firstly by ensuring that it takes few employees to operate and service the machines. Secondly, the use of energy and other resources must be kept to a minimum. It was with in particular these needs in mind that the R&D team at KRONES started the enviro programme in 2008. enviro aims to deliver continuous improvements in machine technology, save on resources of all kinds, and take the human factor into account in its machines. enviro machines guarantee our customers lasting added value.

Innovations in fiscal 2008

In the year under report KRONES registered 200 new patents, bringing the total of our patents, patent applications and utility models to about 2,300. The success of our R&D activities is reflected in new products at the end of the innovation process. As the following selection shows, KRONES came up with some innovative machines and lines in 2008.

In the fully automated Robobox pack grouping system KRONES has developed a flexible functional unit for the rapid and reliable allocation and turning of non-returnable packs. Grouping jobs in all their variations are performed without a hitch. The modular design of the machine allows it to be adjusted optimally to each line regardless of output. The Robobox can thus guarantee maximum flexibility when combined with the downstream palletiser.



The KRONES Robobox allocates non-returnable packs quickly and reliably.

We have made significant improvements to our SHIELD tunnel pasteuriser, which allows the taste of sensitive products to be retained for longer. The patented heating system boasts amazingly low energy consumption. An intelligent supply system with a closed water cycle saves additional resources. The tunnel pasteuriser now offers even better accessibility. This makes cleaning and servicing work easier, saving our customers both time and money.

Bottles can be given a high-quality appearance with sleeve labels, which consist of sleeve film that is shrunk onto containers. At the same time such sleeve labels also protect light-sensitive products. The new Sleevematic M labeller from KRONES is even more compact in its second generation and can be assembled in modular form with a variety of reel buffers and shrink options. Handling parts can be exchanged more quickly and easily than in the first generation of the machine. The new design facilitates rapid assembly and startup.


SMIRNOFF
MULE

Sleeve labels are not just for marketing purposes, they also protect light-sensitive products.

KRONES has developed a magazine for eight label reels by the name of Multireel. This add-on module allows our Contiroll labeller to be operated for up to eight hours with no reel change. As each separate reel runs out, it is automatically spliced with the next one, significantly relieving the work of operating personnel. As the label reels are accommodated in a self-contained unit, already installed Contiroll machines can be easily retrofitted with Multireel.

KRONES continues to strengthen the workforce

One of the most important tasks of human resources is to ensure a lasting supply of young, qualified recruits and to further improve our existing employees' level of qualification. That KRONES is an attractive and reliable employer is demonstrated firstly by the payroll, which has now risen nine years in a row. In 2008 the number of people employed by KRONES rose by 745 to 10,333. Secondly, the high number of applicants – 11,085 in 2008 – is further evidence that KRONES is a respected and popular employer.

KRONES took on its 10,000th employee in September 2008.

Employees by region


7,345
7,409
7,531
7,857
8,286
1,552
1,620
1,634
1,731
2,047
2004
2005
2006
2007
2008

In Germany · Outside Germany

Total employees
2008: 10,333
2007: 9,588
2006: 9,165
2005: 9,029
2004: 8,897

All of our employees have the education and training they need to handle the demanding tasks their work entails. Nearly all the members of our staff in the German plants have gained qualifications from vocational training. The proportion of university graduates in our workforce is 16%.

Employee qualification in Germany

16.0% University degree

22.2% Commercial specialists/technicians/ master craftsmen

61.8% Qualified professional training



2008

15.2% University degree

21.7% Commercial specialists/technicians/ master craftsmen

63.1% Qualified professional training



2007

Human resources development and continuing education

KRONES significantly expanded its human resources development capacity in 2008. The HR department places considerable emphasis on providing employees with regular continuing education and development opportunities. Apart from qualification measures relating to specific fields, we are also increasingly offering interdisciplinary and intercultural training opportunities such as classes on presentation techniques and language courses.

Since the end of 2008 employees have been able to find out about all the training and development courses offered by KRONES on the SAP training portal. Courses are held on more than 100 subjects in a number of different technical areas.

Systematic professional development – the foundation for the future

To maintain the leading position held by KRONES, we actively promote the first-class professional development of its staff. The company has for decades offered motivated young people an attractive array of vocational training opportunities that prepare them outstandingly well in 25 different fields. Each year, we invest between €65,000 and €70,000 in every single one of our young trainees.

»We are happy to invest in training, because our future depends on a skilled and above all motivated workforce.« (Volker Kronseder)

Number of trainees starting at KRONES AG


167
142
124
127
105
2004
2005
2006
2007
2008

In autumn 2008, 167 young people started their training at KRONES from an initial selection field of 1,870 applicants. Around one-third of these trainees have a school leaving certificate from a lower secondary school (Hauptschulabschluss), about 50% have a school leaving certificate from a mid-level secondary school (Mittlere Reife), and the rest have the university entrance qualification (Abitur). At the end of 2008, KRONES was training a total of 497 young people in Germany. Of these, 430 were in industrial and technical fields and 67 were in commercial fields. In 2008 KRONES issued permanent contracts to all trainees who had successfully completed their training.

KRONES works closely with colleges and universities

It is important for companies to ensure access to the best and brightest employees early on. For years, KRONES has been working closely with universities and offering a range of events at which budding engineers and scholars can learn about the careers and opportunities available at KRONES.

A good example of the close links with science is our long-standing collaboration with the University of Applied Sciences and the University of Regensburg. KRONES gives the next generation of scientists an insight into industrial practice through practical semesters and theses. In 2008 we welcomed 139 graduands and 466 interns in a variety of practically oriented projects. KRONES gains a large number of highly qualified staff from this pool each year. *More information on the subject of employees can be found in our Sustainability Report 2007/2008, which can be obtained online at http://krones.com/en/company/6130.htm.*

For KRONES AG, sustainability management means using resources sparingly and efficiently, identifying and controlling risks and acting with a sense of social responsibility. It is particularly in economically difficult times such as those we now find ourselves in that the importance of maintaining good relations with customers, suppliers, employees and shareholders comes to the fore. Mutual trust between all business partners is the foundation for the long-lasting success of any company. That is why the Executive Board attaches enormous importance to drafting and implementing long-term, sustainable strategies. Hasty, short-term decisions could cause great harm to the company.

In its corporate guidelines the KRONES group and its employees have together defined common values and committed themselves to acting sustainably and responsibly – from research through to customer service.

Corporate guidelines

- We go about our business in a sustainable, socially responsible manner
- We stand for excellent quality and technological market leadership
- We owe our success to our workforce
- We are committed to using resources economically while always providing the highest quality
- We pay attention to the health and safety of our employees
- We practice environmentally compatible production
- We preserve the traditions of an open, family-owned business

One of the key sustainability themes in the period under report was the successful enhancement of our enviro programme, which aims to make KRONES products more efficient, more reliable and more environmentally friendly. KRONES started the programme in April 2008 with the goal of setting an industry standard for the energy and media efficiency and the environmental compatibility of machines.

enviro arose from the idea of Corporate Social Responsibility, i.e. the overall responsibility of KRONES for economy, ecology and society. enviro creates transparency, ensuring the economic, environmentally friendly, energy saving and ergonomic use and operation of machines and products.

enviro comprises the three pillars of ecology, economy and ergonomics. We have developed these in order to optimise our machine technology, save on resources in every form, offer our customers economic value added and take the human factor into account in our machines.

Further interesting information on the subject of sustainability can be found in our Sustainability Report for 2008, which can be obtained online at http://krones.com/en/company/6130.htm.




IMPU

KRONES is never content to rest on its laurels. We are always looking for potential improvements. Products, services and process workflows are constantly reviewed, tested and **upgraded**.




148
149
150
151



- Risks identified on an ongoing basis
- Monitoring and control instruments improved further

Risk management system is always evolving

We use and constantly enhance an internal system to continuously monitor and control all significant business processes so that we can actively manage risks.

In its international business activities KRONES is exposed to a large number of risks that are inextricably linked with doing business. We continuously monitor and control all significant business processes in order to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse and assess all relevant risks is an integral part of the risk management system at KRONES. We monitor all material risks and any countermeasures already taken in a detailed, ongoing process that entails planning, information, and monitoring. We are continually expanding and improving our risk management system on the basis of practical experience. The system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting any order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

To manage risks that arise from changes in the market and the competitive situation, we create detailed market and competition analyses for all segments and business areas on a regular basis.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner. For high-volume projects, potential risks are examined and evaluated in regular meetings. Employees who identify risks pass their information on promptly through the company's internal reporting system.

Risk planning and control

We use the following tools to plan our business activities and control risk within our risk monitoring and control system.

- Annual planning
- Medium-term planning
- Strategic planning
- Rolling forecasts
- Monthly and quarterly reports
- Capital expenditure planning
- Production planning
- Capacity planning
- Project controlling
- Accounts receivable management
- Exchange rate hedges
- Insurance policies

Risk management organisation

At KRONES, risk management is formally part of Controlling. It is here that all relevant information comes together to be processed and converted into a management tool for the Executive Board. In addition, the various segments and business units also have risk management officers, who are responsible for risk management and for implementing concrete measures such as risk analysis.

Risk controlling

We continually assess, discuss and document operational and financial risks. The effectiveness of countermeasures that have been implemented is also monitored in controlling processes throughout the year. Apart from sales and all types of expenses, we also look at cash flow as well as material components of our current assets and balance sheet, using the figures to assess risks related to ongoing operations and options with regard to future projects.

Financial risks

Information relating to IFRS 7 Financial Instruments: Disclosures.

Because of regional and customer-related diversification, there is no material concentration of risk relating to the following risk categories.

1. Default risk

Default risk is the maximum risk potential arising from each individual position among the financial instruments at the reporting date. Any existing hedges are not taken into account.

1.1 Trade receivables

Credit risk is the threat of economic loss arising from a counterparty's failure to fulfil its contractual payment obligations.

KRONES bases its management of credit risks from trade receivables on internal policies. A large portion of trade receivables is secured by various, sometimes country-specific hedges. The hedges include for instance retention of title, guarantees and sureties, and documentary credits. In order to prevent credit risk, we also run external credit checks on customers. In addition, there are processes in place for continually monitoring claims that may be at risk of default.

The theoretical maximum credit risk from trade receivables corresponds to the book value.

in €k	Book value	Of which not overdue at the reporting date	Of which overdue by the following number of days at the reporting date			
			up to 90 days	between 90 and 180 days	**between 180 and 360 days**	more than 360 days
31 Dec 2008						
Trade receivables	**553,769**	383,700	**80,525**	21,508	**30,731**	37,305
31 Dec 2007						
Trade receivables	**611,870**	428,125	**58,179**	38,304	**54,064**	33,198

1.2 Derivative financial instruments

KRONES uses derivative financial instruments solely for risk management purposes. Not using derivative financial instruments would expose the company to greater financial risks. These instruments essentially cover the risks arising from changes in exchange rates between the euro and the US dollar, the British pound, the Canadian dollar and the Swiss franc. The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. More on this topic is in the notes to the consolidated financial statements.

1.3 Other financial assets

The maximum credit risk position arising from other financial assets corresponds to the book value of these instruments. KRONES is not subject to any material default risk arising from its other assets, all of which are current assets. The loan is essentially from a corporation under public law and has an immaterial default risk.

2. Liquidity risk

Liquidity risk is the threat of a company being unable to sufficiently fulfil its financial obligations.

KRONES generates most of its cash and cash equivalents through operating activities. These funds primarily serve to finance working capital and capital expenditure. KRONES manages its liquidity by reserving sufficient cash and cash equivalents and credit lines with banks in addition to the regular inflow of payments from operating activities. The company's liquidity management for operations consists of a cash management system, which is based in part on rolling monthly liquidity planning with a planning horizon of one year. This allows KRONES to be proactive about any possible liquidity bottleneck. Apart from cash on hand, KRONES' cash and cash equivalents consist primarily of bank balances. The following overview of maturities shows how the undiscounted cash flows relating to liabilities as of 31 December 2008 influence the company's liquidity situation.

in €k	Book value at 31 Dec 2008	Cash flow for 2009		Cash flow for 2010 –2013		Cash flow for 2014 or later	
		Interest	Repayment	Interest	Repayment	Interest	Repayment
Derivative financial instruments	**2,929**	0	**2,929**	0	**0**	0	**0**
Liabilities to banks	**731**	24	**83**	66	**361**	15	**287**
Liabilities from leases	**6,254**	622	**844**	1,600	**5,410**	0	**0**
Discounted trade bills	**44,194**	0	**37,111**	0	**7,083**	0	**0**
Other financial liabilities	**7,700**	14	**7,144**	111	**556**	0	**0**
	61,808	660	**48,111**	1,777	**13,410**	15	**287**

in €k	Book value at 31 Dec 2007	Cash flow for 2008		Cash flow for 2009 –2012		Cash flow for 2013 or later	
		Interest	Repayment	Interest	Repayment	Interest	Repayment
Derivative financial instruments	**0**	0	**0**	0	**0**	0	**0**
Liabilities to banks	**810**	27	**80**	78	**348**	26	**382**
Liabilities from leases	**7,749**	698	**971**	2,387	**6,778**	0	**0**
Discounted trade bills	**59,010**	0	**43,135**	0	**15,875**	0	**0**
Other financial liabilities	**8,253**	12	**7,721**	106	**532**	0	**0**
	75,822	737	**51,907**	2,571	**23,533**	26	**382**

3. Market risks

Market risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in market prices.

3.1 Interest rate change risks

KRONES is not exposed to any material risks arising from possible fluctuations in market interest rates.

3.2 Currency risks

Because exports to countries outside the European monetary union make up a significant portion of total sales, we are in principle exposed to currency risks. We use currency hedging tools to counter these risks as far as possible. We are also increasingly making purchasing and sales transactions in euros or the relevant functional currency.

Material items denominated in foreign currencies in accordance with IFRS 7 classes:

in €k	Currency USD	Currency CHF
Cash and cash equivalents	244	2
Trade receivables	5,759	0
Other financial receivables	0	0
Derivatives at positive market values	0	0
Loans	0	0
Total assets	**6,003**	**2**
Liabilities		
trade payables	–2,356	–556
due to banks	0	0
from leases	0	0
Derivatives at negative market values	0	0
Financial liabilities at updated acquisition costs	0	0
Total liabilities	**–2,356**	**–556**
Balance of assets and liabilities	**3,647**	**–554**
Items hedged through derivatives	**5,921**	**0**
Net exposure at 31 Dec 2008	**–2,274**	**–554**

A 10% change in the closing rate at the reporting date would have a total effect on income of €257k.

3.3 Share price risks

KRONES is not exposed to any material risks arising from possible fluctuations in share prices.

3.4 Commodity price risks

KRONES is exposed to market price risk relating to its procurement of parts and raw materials for operations. The company mitigates these possible risks through targeted procurement management and long-term supply contracts to reduce material commodity price risks.

Operational risks and opportunities

1. Price risks

KRONES operates in a highly competitive market in which some orders are generated by way of prices that do not cover costs. Fixed-price contracts with customers also entail price risks, as we must bear any additional costs that arise. KRONES has introduced a three-dimensional order analysis process to minimise this risk. Any enquiry or order that reaches or exceeds a predefined size is assessed on the basis of financial, technical/technological, and regional risks.

2. Procurement risks

KRONES uses targeted material and supplier risk management to counter risks on the procurement side. With regard to suppliers, we face risks relating to products, deadlines and quality. A specially designed process for supplier selection, monitoring and management helps minimise these risks.

3. Cost risks

In order to continually improve our earnings situation, we must optimise our cost structures for the long term. The aim of our cost-reduction measures is not to reduce the number of employees significantly; instead, KRONES intends to generate higher sales revenues with approximately the same number of personnel. To achieve this, we are continually improving our production processes.

4. Personnel risks

KRONES depends on highly qualified employees. We ensure early access to qualified employees through ongoing cooperation with colleges and universities. We regularly employ doctoral candidates and interns in the company. We also use professional personnel consultants to help us locate employees.

The company agreement that entered into force on 1 January 2005 has enabled us to counter personnel cost pressures as our employees have agreed to work longer, more flexible hours in exchange for our promise to secure employment and the future of our German sites until the year 2012.

Summary

Viewed from today's perspective, KRONES is not exposed to any risks that could threaten the company's continued existence. We are adjusting to the changed risk situation by having introduced comprehensive measures for preventing, reducing and hedging risks.

We expect our markets to deliver growth opportunities again in the long term. Our products and services in the »food and drink« segment put us very close to consumers, enabling us to profit indirectly from the growth in the world's population and rising global prosperity.





KRONES offers an outstanding **Lifecycle Service**. We are available to our customers around the world and around the clock. KRONES' service business generates consistent and sustainable income.

Events after the balance sheet date

In February 2009 KRONES AG acquired SMEFIN SRL, which has a 30% holding in KOSME SRL. KRONES has thus raised its stake in KOSME from 70% to 100%. Using the authority given to it by the general meeting, the Executive Board decided on 21 January 2009 to acquire up to 10% of the equity capital, i.e. 3,159,307 treasury shares, on the stock market. The consideration per share must be not less than €22.61 and not more than €27.64. A total of 763,000 shares had been bought back by 30 March 2009.

There were no further events after the close of fiscal 2008 that are of substantive importance for KRONES. Business in the first two months of 2009 confirms the statements made in »Outlook«.

Outlook

- **Industrialised states in recession**
- **Collapse in the machine construction industry**
- **KRONES expects a difficult fiscal 2009**

Bleak prospects for the world economy

The financial crisis has hit the real economy with full vigour.

Industrialised states are set to undergo a deep recession in 2009. Blame for the poor economic prospects can be laid on the crisis in the financial markets, which is having a huge knock-on effect on the real economy. Despite extensive fiscal and monetary policy action by individual countries, there is as yet little indication that the crash in the economy can be braked. The International Monetary Fund (IMF) recently calculated that the world economy would shrink by 0.5% to 1.0% in 2009.

The economic momentum in parts of the world that have grown strongly in the past will abate sharply. This will be particularly true of China, India and the Africa/Middle East region.

In the USA the new government has pulled all the levers at its disposal in order to set the domestic economy back on its feet. So far, success has been muted. Economic experts reckon that gross domestic product in the USA will slip by 2.6% in 2009.

The economy in Europe is expected to perform even worse, with the IMF predicting a 3.2% drop in GDP for the Eurozone. The economic prospects for Japan are very bleak: the IMF expects GDP there to plunge 5.8%.

Deep recession in Germany

The global economic collapse has hit Germany especially hard because of the dominance of its export industry. In the first quarter of 2009 orders received by German industry from abroad are expected to have fallen more than a fifth. Investment in upgrades and equipment shows a similar decline. Most economic institutions expect German GDP to decline more than 4% in 2009.

Hard times ahead for the German machine construction industry

After five years of uninterrupted growth, the German machine construction industry is heading downhill fast. In February 2009 the volume of new orders was a whole 49% down on the previous year. The German Engineering Federation (VDMA) expects production to fall 10 to 20% this year.

KRONES expects a difficult fiscal 2009

KRONES is seeing increasing cautiousness from its customers across the world as a result of the economic crisis. Following a moderate 15% decline in new orders in the 4th quarter of 2008, we expect orders in the 1st quarter of 2009 to be about one third down on what was a good 1st quarter of 2008.

KRONES is countering the crisis with a comprehensive package of measures that was implemented in the KRONES Group under the name »Conversion«.

The unprecedented situation makes it almost impossible to offer a reliable prediction for consolidated earnings in 2009. We can only assume that the world financial and economic crisis will continue to have a significant impact on our sales and earnings as the year progresses. Should our customers' reluctance to invest continue for longer to the extent as is now known, sales can drop by up to 25% compared to 2008. For this reason we are unable to exclude the possibility that consolidated earnings for 2009 will turn negative. We expect our markets to recover in 2010 but reckon with an on the whole smaller market volume than in the boom years 2007 and 2008. We are preparing for these challenges.

In the 4th quarter of 2008 the Executive Board already began to counteract the drop in earnings expected from the global trend by implementing an extensive action plan under the name »Conversion«. These measures include the termination of more than 800 temporary and fixed-term employment contracts as well as even more flexible working hours and extensive short-time working. We are also utilising natural fluctuation and postponing planned investment into the future. These short-term measures will be followed in the months ahead by structural changes which we are in the process of planning. This is intended to enable KRONES to recover better and more quickly from the crisis and continue to expand its leading role. The solid net worth and the stable financial position of the group are key safety factors in the global crisis.

We expect our markets to deliver growth opportunities again in the long term. Our products and services in the »food and drink« segment put us very close to consumers, enabling us to profit indirectly from the growth in the world's population and rising global prosperity.

In September 2009 Munich will host »drinktec«, the most important industry trade fair in the world for KRONES. We will use this show, which is only held every 4 years, as an opportunity to convince customers of the benefits of our innovative capacity and solutions expertise at this difficult time.

The company expects to return very quickly to its usual strength and performance after the general economic crisis has been overcome.

Disclosures required under § 315 (4) of the German Commercial Code (HGB)

Pursuant to § 4 (1) of the Articles of Association, KRONES Aktiengesellschaft's share capital amounts to €40,000,000.00 and is divided into 31,593,072 ordinary bearer shares.

Under § 20 (1) of the Articles of Association, each share entitles its holder to one vote in the annual shareholders' meeting. Unless mandatory provisions of the law stipulate otherwise, resolutions of the annual shareholders' meeting are made with a simple majority of the votes cast or, in cases in which the law prescribes a majority of shares in addition to a majority of votes, with a simple majority of the share capital represented in the vote.

Pursuant to § 18 (1) of the Articles of Association, only those shareholders who register with the company in writing in German or English and provide proof of their shareholding prior to the annual shareholders' meeting are entitled to participate and vote in the annual shareholders' meeting. A special written document confirming the shareholding, issued in German or English by the institution with which the investment account is held, constitutes sufficient proof. This document must refer to the start of the twenty-first day prior to the annual shareholders' meeting.

Under § 18 (2) of the Articles of Association, votes may be cast by proxy. Proxy voting is permissible only if proof of authorisation is submitted in writing, in electronic form pursuant to § 126 a of the German Civil Code (BGB), or in the form of a printed fax. In the annual shareholders' meeting, the chairman of the meeting can set appropriate time limits for shareholders' questions and comments (§ 19 (3) of the Articles of Association).

The Executive Board of the company is not aware of any other restrictions relating to voting rights or the transfer of shares.

The company is aware of the following direct and indirect shareholdings in the company's capital that exceed 10% of the voting rights:

Name	[illegible]irect share of [illegible]g rights in %
Beteiligungsgesellschaft Kronseder mbH	15.00
Volker Kronseder	10.95
Harald Kronseder	10.32

As at 23 March 2009

Changes to the shareholdings listed above that are not required to be reported to the company may have occurred since the date given above. Because the company's shares are bearer shares, the company is generally only aware of changes in shareholdings if these changes are subject to reporting requirements.

The Compensation Report constitutes part of the Consolidated Management Report.

The appointment and dismissal of Executive Board members is governed by §§ 84 and 85 of the German Stock Corporation Act (AktG). Pursuant to § 6 (1) of the Articles of Association, the Executive Board consists of at least two members. Under § 6 (2) of the Articles of Association, determination of the number of Executive Board members, the appointment of regular and deputy members of the Executive Board, the conclusion of their employment contracts and the revocation of appointments are the responsibility of the Supervisory Board.

Amendments to the Articles of Association are subject to the provisions of §§ 179 et seq AktG. Such amendments are to be decided by the annual shareholders' meeting (§ 119 (1) No. 5, § 179 (1) AktG). The Supervisory Board is authorised to make amendments that affect only the wording of the Articles of Association (§ 13 of the Articles of Association).

Pursuant to § 4 (4) of the Articles of Association, the Executive Board may, with the approval of the Supervisory Board, increase the share capital by a total of up to €10m (authorised capital) through the issuance once or repeatedly of ordinary bearer shares against cash contributions up to and including 31 May 2012.

Shareholders must be granted subscription rights to these shares. The Executive Board may exclude the subscription rights of shareholders for any fractional amounts that may arise.

The annual shareholders' meeting on 18 June 2008 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 17 December 2009 in compliance with § 71 (2) AktG.

The annual shareholders' meeting on 18 June 2008 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES Aktiengesellschaft acquired on the basis of the above authorisation without the call or its execution requiring a further resolution by the annual shareholders' meeting.

KRONES AG has not reached any material agreements containing special provisions relating to a change or acquisition of control following a takeover offer.

The company has not reached any agreements with members of the Executive Board or company employees relating to compensation in the event of a takeover offer.

Compensation of the Executive Board and Supervisory Board

The compensation report summarises the principles applied to the determination of the compensation of the Executive Board of KRONES AG and sets out both the amount and the structure of such income.

The principles and the amount of the Supervisory Board's compensation are also set out in the report. The compensation report is part of the corporate governance report on page 67, which is a constituent part of the consolidate management report for fiscal 2008.

Statement required by § 37y No. 1 of the German Securities Trading Act (WpHG) in conjunction with §§ 297 (2) Sentence 3 and 315 (1) Sentence 6 of the German Commercial Code (HGB)

»To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the consolidated management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.«

Neutraubling, 27 March 2009

KRONES AG

The Executive Board



Volker Kronseder
(Chairman)



Hans-Jürgen Thaus
(Deputy Chairman)



Rainulf Diepold



Werner Frischholz



Christoph Klenk









KRONES aims for **sustainability** in all its business areas. After all, we bear responsibility for the environment, for our staff and for society.

Corporate Governance

Report of the Supervisory Board



Dr. Lorenz M. Raith
Chairman of the Supervisory Board

Ladies and Gentlemen,

In fiscal 2008 the Supervisory Board of KRONES AG continuously oversaw the company's management as prescribed by the German Stock Corporation Act and the company's Articles of Association. The Board regularly sought information both in and outside the regular Supervisory Board meetings about the progress of business and the financial situation of the company as well as the company's risk management and strategy in the form of written and verbal reports from the Executive Board. The Supervisory Board also worked with the Executive Board in an advisory capacity.

Four regular meetings of the Supervisory Board were held in the year under report. In addition, the members of the Supervisory Board received a written report from the Executive Board about the earnings and financial position of KRONES AG each month.

One focal point of the Supervisory Board's activities in 2008 was on strategies and measures by which KRONES can respond to the deteriorating global economic situation.

The centrepiece of the first Supervisory Board meeting, which was held on 19 March 2008, was the preliminary consolidated financial statements for 2007. The Executive Board presented and provided detailed explanations for the key figures. It also commented on the current business situation, the market and the competitive situation, and presented the outlook for the first half of 2008. The Executive Board also gave a presentation on enviro, the KRONES sustainability programme, as well as major projects in research and development. At the meeting the Supervisory Board unanimously renewed the mandates of Executive Board members Werner Frischholz and Christoph Klenk until 31 December 2013.

The Supervisory Board held its second meeting of the period under report on 28 April. It ratified the 2007 annual financial statements and the consolidated financial statements and management report for fiscal 2007. The Supervisory Board and Executive Board then discussed the agenda for the annual shareholders' meeting, which would be held on 18 June 2008, and the appropriation of profit. The Executive Board then informed the Supervisory Board of the current business situation and the anticipated influence of demographic change and other external trends on the labour market for KRONES and the consequences arising therefrom.

At its third meeting on 24 September 2008 the Supervisory Board and the Executive Board discussed the effects of the worsening economy on KRONES and the possible measures that could be taken by KRONES in order to counteract the unusually sharp deterioration in global economic conditions.

The Supervisory Board convened on 26 November for its fourth and final meeting for 2008. The Executive Board presented the financial statements for the third quarter of 2008 and informed the Supervisory Board about the current business position, the competition situation and the outlook going forward. The 2009 planning was then presented in detail to the Supervisory Board. The investment plan for fiscal 2009 put forward by the Executive Board was unanimously approved by the Supervisory Board.

Supervisory Board concurs with the result of the audit

The annual financial statements of KRONES Aktiengesellschaft, the consolidated financial statements, the management report for KRONES AG, and the consolidated management report prepared by the Executive Board for the period ended 31 December 2008 were examined by the auditors elected by the annual shareholders' meeting, Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, and received an unqualified audit certificate. The audited annual financial statements and consolidated financial statements, the management report for KRONES AG and the consolidated management report prepared for the period ended 31 December 2008 was submitted to all members of the Supervisory Board in good time for the members' own review. The audited financial statements and management reports were the subject of the meeting held to approve the financial statements on 24 April 2009. The auditors also participated in the meeting and reported to the Supervisory Board on the results of their review and the areas on which their review focused.

The Supervisory Board noted and approved the audit result. The final results of the examination by the Supervisory Board did not result in any objections. The Supervisory Board has approved the annual financial statements for KRONES AG and the consolidated financial statements as well as the Executive Board's proposal for the use of unappropriated profit. The annual financial statements for KRONES AG are thereby ratified.

The Supervisory Board concurs with the Executive Board's proposal regarding the use of unappropriated profit, which provides for a dividend of €0.60 per share for the €40.0m capital stock that is entitled to dividends.

The members of the Supervisory Board would like to thank the Executive Board and all employees for their outstanding work in 2008.

Neutraubling, April 2009
The Supervisory Board



Dr. Lorenz M. Raith
Chairman of the Supervisory Board

CORPORATE GOVERNANCE

KRONES recognises its responsibilities

For KRONES, the German Corporate Governance Code is an integral part of governance. This Code presents essential statutory regulations for the management and supervision of German listed companies (governance) and contains internationally and nationally recognised standards for good and responsible corporate governance. The management of KRONES takes the principles and rules of corporate governance into account in all business activities aimed at systematically increasing the company's value for the long term.

Compliance Declaration pursuant to § 161 of the German Stock Corporation Act

»The Executive Board and the Supervisory Board of KRONES AG declare that they have complied with the recommendations of the »Government Commission on the German Corporate Governance Code« (GCGC) instituted by the German government regarding the management and supervision of German listed companies as amended on 6 June 2008 in accordance with the German Corporate Governance Code published on the website of KRONES AG, with the following exceptions:

- There is at present no deductible in a D&O insurance policy concluded for the Executive Board and Supervisory Board (item 3.8 GCGC).
- Separate disclosure about the basic features of the remuneration system or changes to the system is currently not made at the annual shareholders' meeting but is made in the Annual Report (item 4.2.3 GCGC).
- In keeping with the resolution of the annual shareholders' meeting, total compensation of each member of the Executive Board, subdivided according to fixed, performance-related and long-term incentive components, is not listed individually by each member's name (item 4.2.4 GCGC).
- There is currently no nominating committee at KRONES AG (item 5.3.3 GCGC).
- The compensations of Supervisory Board members are not currently itemised. Other payments for services provided individually, in particular advisory and agency services, are not currently reported (item 5.4.7 GCGC).
- The shareholdings of members of the Executive Board and Supervisory Board of KRONES AG are not disclosed in the Corporate Governance Report (item 6.6 GCGC).
- The time limits allowed for publication of the Consolidated Financial Statements of KRONES AG (within 90 days of the end of the financial year) and interim reports (within 45 days of the end of the reporting period) are not currently observed (item 7.1.2 GCGC)«

Neutraubling, 31 March 2009

For the Executive Board	For the Supervisory Board
	
Volker Kronseder	Dr. Lorenz Raith
Chairman	Chairman

Executive Board compensation

The structure of the compensation system for the Executive Board was discussed in detail and determined by the Supervisory Board on the basis of the recommendations contained in the German Corporate Governance Code.

These recommendations for members of the executive boards of listed stock corporations contain the following compensation elements:

- fixed elements
- variable elements that are payable annually and based on business performance
- variable elements that serve as long-term incentives containing risk factors

The criteria for determining the appropriateness of the compensation include but are not limited to the tasks of the respective member of the Executive Board, his responsibilities, his personal performance and experience, and the economic situation, performance, and outlook of the enterprise, taking into account its peer companies.

- For fiscal 2008, the direct fixed remuneration of the five active members of the Executive Board was €2,250k (previous year: €2,250k) This fixed amount is the base pay stipulated in the members' contracts and is paid out in equal monthly amounts as a salary. This remuneration is generally reviewed as part of the negotiations relating to the extension of the members' contracts. In addition, the members of the Executive Board received fringe benefits in the form of non-cash benefits (company car) amounting to €87k (previous year: €85k).
- The variable compensation is based on the achievement of company performance targets. The reference figures are consolidated net income (the primary point of reference) and consolidated sales. The gradation of the targets is determined by the Supervisory Board each year. The variable compensation contains risk elements and is thus not guaranteed compensation. In 2008, the variable compensation amounted to €1,837k (previous year: €2,230k).
- In keeping with the recommendations of the Corporate Governance Code, the Supervisory Board adopted a long-term »performance incentive plan« containing risk elements at its meeting on 17 March 2005. Under this provision, each member of the Executive Board receives a performance incentive that is paid out after no less than ten years of service as a member of the Executive Board of KRONES AG. Board members serving for less than ten years are not entitled to the performance incentive.

- The performance incentive is calculated from the relevant Board member's fixed annual remuneration at the time of appointment to the Executive Board and the development of the enterprise value from the time of entry onto the Board to the time at which payment of the incentive comes due.

- EBIT, EBITDA and consolidated sales are used as the basis for calculating enterprise value. If the current enterprise value is less than it was at the time the member joined the Executive Board, the respective member is not entitled to the performance incentive.

- Provisions of €1,790k (previous year: €1,341k) were recognised for the performance incentive.

- At KRONES AG there are and have been no stock-option plans or comparable securities-oriented long-term incentive components of remuneration for Executive Board members.

- Pension provisions of €6,668k (previous year: €5,773k) were recognised for active members of the Executive Board.

  The disclosure of the total compensation made to each board member by name as recommended under Item 4.2.4 of the German Corporate Governance Code and under § 285 (1) No. 9a Sentences 5–9 and § 314 (1) No. 6a Sentences 5–9 of the German Commercial Code (HGB) is not being implemented. It is the belief of KRONES AG that such disclosure would conflict with personal privacy rights.

  Thus, as resolved by the annual shareholders' meeting on 21 June 2006, detailed disclosure of each individual board member's compensation will not be made before the end of the day 20 June 2011, as provided for under § 286 (5) of the German Commercial Code (HGB).

  On the other hand, details relating to the structure of the compensation are essential for assessing the appropriateness of the compensation structure and whether it results in an incentive effect for the Executive Board.

- For former members of the Executive Board and their surviving dependents, payments amounting to €671k (previous year: €656k) were made and pension provisions of €664k (previous year: €672k) were recognised.

Supervisory Board compensation

Compensation of the members of the Supervisory Board is governed by the articles of association and resolved by the annual shareholders' meeting. For fiscal 2008, the articles of association as amended by the annual shareholders' meeting on 20 June 2007 apply.

The Supervisory Board's compensation consists of two components, an annual fixed remuneration of €10,000 and a variable compensation. The Chairman of the Supervisory Board receives twice the amount of the fixed remuneration and the Deputy Chairman of the Supervisory Board receives one and one half times the fixed remuneration amount. The variable compensation is based on consolidated net income per share. Each member of the Supervisory Board receives €2,000 for each €0.30 by which total consolidated net income per share exceeds €1.00.

For fiscal 2008, net income per share comes to €3.39. Thus, the variable compensation for each member of the Supervisory Board comes to €14,000.

Members of the Supervisory Board who belong to special committees within the Supervisory Board receive additional compensation of €10,000 annually as well as flat-rate reimbursement for expenses.

The total remuneration paid to members of the Supervisory Board amounted to €343k (previous year: €343k) including variable portions totalling €168k (previous year: €168k).

Moreover, the members of the Supervisory Board receive a flat €600 fee per meeting as reimbursement for their expenses unless they submit proof of having incurred higher expenses.

Members of the Supervisory Board who belonged to the board for only a portion of the fiscal year receive pro-rated compensation.

The company has no stock option plans or similar securities-oriented incentive systems. Thus, there are also no stock-option plans or similar long-term incentive components of remuneration for members of the Supervisory Board.




IMPO





E

The primary goal of our **enviro programme** is to save resources in every form. It consists of three pillars: ecology, economy and ergonomics. enviro machines offer our customers economic value added.



KRONES consolidated financial statements for 2008

Consolidated income statement

	Notes	2008 in €k	2008 in €k	2007 in €k	2007 in €k
Sales revenues	20	2,381,407		2,155,953	
Increase of inventory of finished goods and work in progress		22,645		77,916	
Other own work capitalised	21	36,275		20,144	
Other operating income	22	69,073	2,509,400	77,058	2,331,071
Goods and services purchased	23				
Expenses for materials, supplies, and purchased goods		–1,007,287		–986,490	
Expenses for services purchased		–248,100	–1,255,387	–199,620	–1,186,110
Personnel expenses	24				
Wages and salaries		–558,806		–500,581	
Social security contributions and expenses for pension plans and benefits		–102,586	–661,392	–98,947	–599,528
Depreciation and amortisation of intangible assets and property, plant and equipment			–51,006		–47,583
Other operating expenses	25		–383,985		–347,686
EBIT			**157,630**		**150,164**
Investment income	26	1,564		1,318	
Income from other securities and loans classified as financial assets	26	22		7	
Other interest and similar income	26	3,663		10,102	
Interest and similar expenses	26	–6,809		–8,024	
			–1,560		**3,403**
Earnings before taxes			**156,070**		**153,567**
Taxes on income	27		–49,527		–51,801
Net income			**106,543**		**101,766**
Profit (loss) share of minority interests		–449		–968	
Profit (loss) share of shareholders of KRONES Group			106,992		102,734
Earnings per share (diluted/basic) in €	28		3.39		3.25

Consolidated balance sheet

Assets		31 Dec 2008		31 Dec 2007	
	Notes	in €k	in €k	in €k	in €k
Intangible assets	2	79,815		58,444	
Property, plant and equipment	3	386,739		349,168	
Financial assets	4	15,470		14,497	
Property, plant and equipment, intangible assets, and financial assets	1	**482,024**		**422,109**	
Deferred tax assets	8	9,334		6,993	
Trade receivables	6	24,754		28,189	
Current tax receivables	8	12,082		15,563	
Other assets	6	6,079		2,337	
Non-current assets			**534,273**		**475,191**
Inventories	5	568,634		505,451	
Trade receivables	6	529,015		583,681	
Current tax receivables	8	5,075		4,338	
Other assets	6	79,720		61,628	
Cash and cash equivalents	7	108,376		53,750	
Current assets			**1,290,820**		**1,208,848**
Total assets			**1,825,093**		**1,684,039**

Equity and liabilities

	Notes	31 Dec 2008 in €k	31 Dec 2008 in €k	31 Dec 2007 in €k	31 Dec 2007 in €k
Capital stock	9	40,000		40,000	
Capital reserves	10	103,703		103,703	
Retained earnings	11	467,755		403,562	
Other reserves	12	1,543		693	
Group profit		175,824		158,402	
Minority interests	13	1,161		1,610	
Equity	9		**789,986**		**707,970**
Provisions for pensions	14	74,469		75,185	
Deferred tax liabilities	8	14,754		10,865	
Other provisions	15	40,703		43,686	
Liabilities to banks	16	648		730	
Trade payables	16	55		67	
Other financial liabilities	16	7,083		15,875	
Other liabilities	16	6,435		8,193	
Non-current liabilities			**144,147**		**154,601**
Other provisions	15	121,356		110,543	
Provisions for taxes	15	17,174		25,238	
Liabilities to banks	16	83		80	
Advance payments received	16	288,686		285,996	
Trade payables	16	160,458		161,216	
Current tax liabilities	8	0		574	
Other financial liabilities	16	37,110		43,135	
Other liabilities and accruals	16	266,093		194,686	
Current liabilities			**890,960**		**821,468**
Total equity and liabilities			**1,825,093**		**1,684,039**

Consolidated cash flow statement

	Notes	2008 in €k	2007 in €k
Earnings before taxes		156,070	153,567
Depreciation and amortisation (reversals)		51,006	47,583
Increase (decrease) in provisions		59,691	24,039
Deferred tax item changes recognised in income		2,790	737
Interest expenses and interest income		3,146	–2,078
Proceeds and losses from the disposal of non-current assets		–755	63
Other non-cash income and expenses		3,018	–1,753
Decrease (previous year: increase) in trade receivables and other assets not attributable to investing or financing activities		19,446	–51,210
Increase in inventories		–65,413	–120,438
Increase in trade payables and other liabilities not attributable to investing or financing activities		12,812	118,825
Cash generated from operating activities		**241,811**	**169,335**
Interest paid		–8,522	–7,807
Income taxes paid and refunds received		–49,460	–57,277
Cash flow from operating activities		**183,829**	**104,251**
Cash payments to acquire intangible assets		–37,797	–20,323
Proceeds from the disposal of intangible assets		8	27
Cash payments to acquire property, plant and equipment		–74,075	–77,150
Proceeds from the disposal of property, plant and equipment		2,270	200
Cash payments to acquire financial assets		–1,022	–58
Proceeds from the disposal of financial assets		6	0
Cash payments to acquire shares in associated enterprises		0	–468
Interest received		3,627	8,281
Dividends received		1,564	1,318
Cash flow from investing activities		**–105,419**	**–88,173**
Cash payments to company owners		–22,115	–16,850
Cash payments to service debt		–79	–77
Cash payments to pay lease liabilities		–1,710	–1,747
Proceeds from issuing of minority interest shares		0	50
Cash flow from financing activities		**–23,904**	**–18,624**
Net change in cash and cash equivalents		54,506	–2,546
Changes in cash and cash equivalents arising from exchange rates		–1,125	–1,431
Changes in cash and cash equivalents arising from the consolidated group		1,245	0
Cash and cash equivalents at the beginning of the period		**53,750**	**57,727**
Cash and cash equivalents at the end of the period	7	**108,376**	**53,750**

Consolidated statement of changes in equity

	Parent company							Minority interests	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	€k	€k	€k	€k	€k	€k	€k	€k	€k
	Notes 9	Notes 10	Notes 11		Notes 12			Notes 13	
At 1 January 2007	**26,922**	**103,703**	**362,595**	**–642**	**826**	**132,732**	**626,136**	**2,578**	**628,714**
Dividend payment (€0.53 per share)						–16,850	**–16,850**		**–16,850**
Consolidated net income 2007						102,734	**102,734**	–968	**101,766**
Capital increase	13,078		–13,078				**0**		**0**
Allocation to retained earnings			60,214			–60,214	**0**		**0**
Currency differences				–5,059			**–5,059**		**–5,059**
Changes in the consolidated group			–468				**–468**		**–468**
Hedge accounting					–133		**–133**	0	**–133**
At 31 December 2007	**40,000**	**103,703**	**409,263**	**–5,701**	**693**	**158,402**	**706,360**	**1,610**	**707,970**
Dividend payment (€0.70 per share)						–22,115	**–22,115**		**–22,115**
Consolidated net income 2008						106,992	**106,992**	–449	**106,543**
Allocation to retained earnings			67,455			–67,455	**0**		**0**
Currency differences				–3,262			**–3,262**		**–3,262**
Hedge accounting					850		**850**	0	**850**
At 31 December 2008	**40,000**	**103,703**	**476,718**	**–8,963**	**1,543**	**175,824**	**788,825**	**1,161**	**789,986**

Segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/process technology	
	2008	2007	2008	2007
	in €k	in €k	in €k	in €k
Sales revenues	**1,982,583**	**1,806,022**	**310,057**	**276,101**
Germany	241,567	319,191	55,300	25,343
Rest of Europe	771,295	632,380	111,478	123,805
Other areas	969,721	854,451	143,279	126,952
Segment (EBIT)	**154,474**	**152,719**	**1,659**	**86**
Depreciation, amortisation, and write-downs	**46,933**	**43,657**	**1,216**	**1,350**
EBT	**154,275**	**157,295**	**1,659**	**–72**
Other material non-cash income and expenses	**–3,446**	**2,332**	**536**	**–562**
Assets	**1,568,180**	**1,493,327**	**188,497**	**129,248**
Germany	1,292,266	1,212,293	188,497	122,062
Rest of Europe	82,060	95,865	0	7,185
Other areas	193,854	185,169	0	0
Liabilities	**895,634**	**847,718**	**91,535**	**82,572**
Capital expenditures for intangible assets and property, plant and equipment	**102,383**	**93,201**	**7,880**	**334**
Germany	95,495	88,305	7,880	334
Rest of Europe	926	804	0	0
Other areas	5,962	4,092	0	0
Return on sales (EBT to sales)	**7.8%**	**8.7%**	**0.5%**	**0.0%**

	Machines and lines for the low output range (KOSME)		Consolidation			KRONES GROUP	
	2008	2007	2008	2007		2008	2007
	in €k	in €k	in €k	in €k		in €k	in €k
	88,767	**73,830**				**2,381,407**	**2,155,953**
	3,027	2,963				299,894	347,497
	67,865	51,759				950,638	807,944
	17,875	19,109				1,130,875	1,000,512
	1,497	**–2,641**				**157,630**	**150,164**
	2,812	**2,576**				**51,006**	**47,583**
	136	**–3,656**				**156,070**	**153,567**
	–108	**–17**				**–3,018**	**1,753**
	70,752	**67,076**	**–2,336**	**–5,612**		**1,825,093**	**1,684,039**
	0	0	10,007	8,543		1,490,770	1,342,898
	70,752	67,076	–11,852	–13,896		140,960	156,230
	0	0	–491	–258		193,363	184,911
	58,285	**54,989**	**–10,348**	**–9,210**		**1,035,107**	**976,069**
	1,609	**3,938**				**111,872**	**97,473**
	0	0				103,375	88,639
	1,609	3,938				2,535	4,742
	0	0				5,962	4,092
	0.2%	**–5.0%**				**6.6%**	**7.1%**

Consolidated statement of changes in non-current assets in 2008

	Cost						
	1 Jan 2008	Consol. additions	Additions	Disposals	Reclassi-fications	Currency differences	31 Dec 2008
	€k	€k	€k	€k	€k	€k	€k
Intangible assets							
1. Intellectual property rights and similar rights and licenses to such rights and assets	69,446	0	7,028	184	0	–103	76,187
2. Capitalised development costs	83,772	0	30,770	0	0	0	114,542
	153,218	**0**	**37,798**	**184**	**0**	**–103**	**190,729**
Property, plant and equipment							
1. Land and buildings, including buildings on third-party land	332,969	0	12,441	1,285	2,552	1	346,678
2. Technical equipment and machines	194,274	0	21,168	6,262	1,833	684	211,697
3. Other equipment, furniture and fixtures, office equipment	160,035	155	23,343	7,261	140	–732	175,680
4. Construction in progress	1,575	0	16,967	9	–4,525	0	14,008
	688,853	**155**	**73,919**	**14,817**	**0**	**–47**	**748,063**
Financial assets							
1. Shares in associated enterprises	17,138	0	20	29	0	0	17,129
2. Investments	143	0	0	0	0	0	143
3. Non-current securities	146	0	0	14	0	0	132
4. Other long-term loans	159	0	1,002	6	0	0	1,155
	17,586	**0**	**1,022**	**49**	**0**	**0**	**18,559**
Non-current assets	**859,657**	**155**	**112,739**	**15,050**	**0**	**–150**	**957,351**

	Depreciation, amortisation, and write-downs							Carrying amounts	
	1 Jan 2008	Consol. additions	Additions	Disposals	Reclassi-fications	Currency differences	31 Dec 2008	31 Dec 2008	31 Dec 2007
	€k	€k	€k	€k	€k	€k	€k	€k	€k
	56,653	0	5,598	176	0	–94	61,981	14,206	12,793
	38,121	0	10,812	0	0	0	48,933	65,609	45,651
	94,774	**0**	**16,410**	**176**	**0**	**–94**	**110,914**	**79,815**	**58,444**
	89,128	0	9,665	351	10	273	98,725	247,953	243,841
	135,133	0	8,844	6,215	0	596	138,358	73,339	59,141
	115,424	81	16,087	6,817	–10	–524	124,241	51,439	44,611
	0	0	0	0	0	0	0	14,008	1,575
	339,685	**81**	**34,596**	**13,383**	**0**	**345**	**361,324**	**386,739**	**349,168**
	2,949	0	0	0	0	0	2,949	14,180	14,189
	140	0	0	0	0	0	140	3	3
	0	0	0	0	0	0	0	132	146
	0	0	0	0	0	0	0	1,155	159
	3,089	**0**	**0**	**0**	**0**	**0**	**3,089**	**15,470**	**14,497**
	437,548	**81**	**51,006**	**13,559**	**0**	**251**	**475,327**	**482,024**	**422,109**

Consolidated statement of changes in non-current assets in 2007

	Cost					
	1 Jan 2007	Additions	Disposals	Reclassi-fications	Currency differences	31 Dec 2007
	in €k	in €k	in €k	in €k	in €k	in €k
Intangible assets						
1. Intellectual property rights and similar rights and licenses to such rights and assets	63,857	5,685	102	0	6	69,446
2. Capitalised development costs	69,134	14,638	0	0	0	83,772
	132,991	**20,323**	**102**	**0**	**6**	**153,218**
Property, plant and equipment						
1. Land and buildings, including buildings on third-party land	291,902	33,239	68	9,563	–1,667	332,969
2. Technical equipment and machines	177,406	19,930	2,159	463	–1,366	194,274
3. Other equipment, furniture and fixtures, office equipment	145,325	22,203	6,658	252	–1,087	160,035
4. Construction in progress	10,075	1,778	0	–10,278	0	1,575
	624,708	**77,150**	**8,885**	**0**	**–4,120**	**688,853**
Financial assets						
1. Shares in associated enterprises	17,514	55	431	0	0	17,138
2. Investments	729	0	586	0	0	143
3. Non-current securities	153	0	7	0	0	146
4. Other long-term loans	156	3	0	0	0	159
	18,552	**58**	**1,024**	**0**	**0**	**17,586**
Non-current assets	**776,251**	**97,531**	**10,011**	**0**	**–4,114**	**859,657**

	Depreciation, amortization, and write-downs						Carrying amounts	
	1 Jan 2007	Additions	Disposals	Reversals	Currency differences	31 Dec 2007	31 Dec 2007	31 Dec 2006
	in €k	in €k	in €k	in €k	in €k	in €k	in €k	in €k
	50,220	6,502	75	0	6	56,653	12,793	13,637
	29,152	8,969	0	0	0	38,121	45,651	39,982
	79,372	**15,471**	**75**	**0**	**6**	**94,774**	**58,444**	**53,619**
	81,900	8,022	58	0	–736	89,128	243,841	210,002
	131,180	7,271	2,076	0	–1,242	135,133	59,141	46,226
	106,115	16,819	6,488	0	–1,022	115,424	44,611	39,210
	0	0	0	0	0	0	1,575	10,075
	319,195	**32,112**	**8,622**	**0**	**–3,000**	**339,685**	**349,168**	**305,513**
	2,949	0	0	0	0	2,949	14,189	14,565
	578	0	438	0	0	140	3	151
	0	0	0	0	0	0	146	153
	0	0	0	0	0	0	159	156
	3,527	**0**	**438**	**0**	**0**	**3,089**	**14,497**	**15,025**
	402,094	**47,583**	**9,135**	**0**	**–2,994**	**437,548**	**422,109**	**374,157**

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES Group«) for the period ended 31 December 2008 have been prepared in accordance with the International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations. A list of these standards and interpretations and of standards being applied for the first time is on page 108.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRSs, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity and cash flow statement.

The »nature of expense« method has been used for the income statement. The Group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 31 December 2008 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

KRONES LCS Center West Africa Limited, Lagos, Nigeria and KRONES LCS Center East Africa Limited, Nairobi, Kenya, were established in fiscal 2008 and consolidated along with KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa.

KRONES AG holds a direct 100% stake in these companies. The first-time consolidation of the new shares was effected at the time of establishment.

In fiscal 2008 the company SANDER HANSEN A/S, Holte, Denmark was merged with KRONES Nordic ApS, Holte, Denmark.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies. They were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

This also applies for inter-company profits from deliveries effected or services rendered between Group companies provided the amounts from these transactions are still held by the Group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept (IAS 21) using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. In the consolidated financial statements, assets and liabilities are thus translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the Group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		31 Dec 2008	31 Dec 2007	2008	2007
US dollar	USD	1.398	1.472	1.471	1.371
British pound	GBP	0.959	0.735	0.796	0.684
Swiss franc	CHF	1.488	1.656	1.587	1.643
Danish krone	DKK	7.452	7.458	7.456	7.451
Canadian dollar	CAD	1.717	1.445	1.559	1.468
Japanese yen	JPY	126.400	165.100	152.450	161.250
Brazilian real	BRL	3.257	2.621	2.674	2.664
Chinese renminbi (yuan)	CNY	9.536	10.749	10.224	10.418
Mexican peso	MXN	19.259	16.038	16.291	14.970
Ukrainian hryvnia	UAH	10.692	7.425	7.832	6.937
South African rand	ZAR	13.170	10.036	12.059	9.671
Kenyan shilling	KES	108.660	94.218	104.518	92.882
Nigerian niara	NGN	189.650	176.801	176.705	176.071

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment«.

Research and development costs

Development costs of the KRONES group are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired in 2008.

Property, plant and equipment

Property, plant and equipment of the KRONES Group are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as cost.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly throughout the group:

Useful life	In years
Buildings	14 to 50
Technical equipment and machines	5 to 18
Furniture and fixtures and office equipment	3 to 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognized in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES Group, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial assets
- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity«.

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES Group.

Derivative financial instruments

The derivative financial instruments used within the KRONES Group are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are primarily the US dollar and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the Group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Notes to the consolidated balance sheet

1 Property, plant and equipment, intangible assets, and financial assets

With respect to changes in the items presented under property, plant and equipment, intangible assets, and financial assets, please refer to the consolidated statement of changes in non-current assets (pages 80 to 83).

2 Intangible assets

The addition under intellectual property rights and licenses primarily relates to computer software licenses.

The capitalised development costs relate to new machinery projects of KRONES AG and the KOSME GROUP. The development costs capitalised in 2008 amount to €30,770k (previous year: €14,638k). Including the development costs capitalised, a total of €116,381k was spent on research and development in 2008 (previous year: €106,487). In the reporting period, an impairment of €88k was recognised on development costs (previous year: €360k).

3 Property, plant and equipment

Impairments of €207k (previous year: 0) on the depreciations and no impairment reversals pursuant to IAS 36 were necessary in fiscal 2008. The impairments relate to the segment »machines and lines for product filling and decoration«.

In fiscal 2008, the carrying amounts for property, plant and equipment included grants of €411k (previous year: €461k). Of the grants, €50k (previous year: €50k) were recognised in profit and loss by way of a reduced depreciation charge in 2008.

For the property, plant and equipment reported, there were no restrictions on title or right of disposal.

Property, plant and equipment includes leased assets amounting to €15,735k (previous year: €16,479k), which are to be attributed as the economic property of the relevant group company due to the provisions of the underlying lease (finance lease).

The carrying amounts of the capitalised leased assets are as follows:

in €k	31 Dec 2008	31 Dec 2007
Land and buildings, including buildings on third-party land	14,255	14,750
Technical equipment and machines	948	1,042
Other equipment, furniture and fixtures, and office equipment	532	687
Total	**15,735**	**16,479**

There were no additions under IFRS 3 or IFRS 5 during the reporting period. Assets of a carrying value of €74k were added to the property, plant and equipment through the first consolidation of KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa.

4 Financial assets

The financial assets, which amount to €15,470k (previous year: €14,497k), relate substantially to shares in associated enterprises and other lendings. The carrying amounts on the balance sheet correspond to the fair values.

5 Inventories

The inventories of the KRONES Group are composed as follows:

in €k	31 Dec 2008	**31 Dec 2007**
Materials and supplies	158,706	152,087
Work in progress	157,864	179,944
Finished goods	178,685	136,172
Goods purchased for sale	64,217	31,546
Other	9,162	5,702
Total	**568,634**	**505,451**

Inventories are recognised at the lower of cost or fair value less selling expenses. Construction contracts in progress at the balance sheet date do not have gross amounts due to customers (liability) or gross amounts due from customers (asset) since they are recognised using the percentage of completion method.

Impairments of €18,537k on inventories were recognised as expenses in 2008 (previous year: €6,697k) and are based substantially on customary net realisable values and obsolescence allowances. The amount of impairment reversals recognised in profit and loss due to improved market conditions was insignificant. The carrying amount of the inventories recognised at fair value less selling expenses totalled €17,290k in 2008 (previous year: €13,846k).

6 Receivables and other assets

in €k	31 Dec 2008	**31 Dec 2007**
Trade receivables	553,769	611,870
(of which amounts are due in 12 months or later)	24,754	28,189
Other assets	85,799	63,965
(of which amounts are due in 12 months or later)	6,079	2,337

Existing individual risks were accounted for through direct deductions amounting to €3,018k. For receivables from customers, the amounts recognised on the balance sheet correspond to the fair values.

The allowance account developed as follows:

At 1 Jan 2008	29,638
Change in the consolidated group and currency conversion effects	1,924
Additions	9,781
Reversals	14,768
At 31 Dec 2008	26,575

The other assets include primarily advance payments made (€28,363k; previous year: €19,811k), tax receivables (€27,575k; previous year: €27,406k), prepaid expenses (€7,219k; previous year: €5,874k), and creditors with debit balances (€3,332k; previous year: €2,275k).

The derivative financial instruments measured at fair value, which were entered into for future payment receipts and meet the conditions for hedge accounting or which were entered into as freestanding hedge transactions, amounted to €1,683k in 2008 (previous year: €3,074k).

7 Cash and cash equivalents

Apart from cash on hand amounting to €81k (previous year: €61k), cash and cash equivalents, which amount to €108,376k (previous year: €53,750k), consist primarily of bank balances. Changes in cash and cash equivalents under IAS 7 »Cash flow statements« are presented in the cash flow statement on page 76.

8 Taxes on income

Current tax receivables and liabilities consist exclusively of income taxes pursuant to IAS 12. Taxes on income can be broken down as follows:

in €k	31 Dec 2008	31 Dec 2007
Deferred taxes	2,790	737
Current taxes	46,737	51,064
Total	**49,527**	**51,801**

The deferred tax items are computed on the basis of the national income tax rates that apply or are expected due to the current legal situation in the individual countries at the time of realisation. In Germany, a corporate income tax rate of 15.0% plus a solidarity surcharge of 5.5% and a local business tax rate (Gewerbesteuerhebesatz) for KRONES AG that averages 329% apply. The total income tax rate for the companies in Germany is thus 27.3%. Abroad, the tax rates are in the 12.5% to 42.0% range. The 2008 corporate income tax reform lowered the corporate income tax rate from 25% to 15%. The total income tax rate for KRONES AG dropped accordingly from 36.7% to 27.3%. The 27.3% rate was used to calculate deferred taxes.

The deferred tax assets and liabilities at 31 December 2008 break down by balance sheet items as follows:

in €k	Deferred tax assets		Deferred tax liabilities	
	31 Dec 2008	31 Dec 2007	31 Dec 2008	31 Dec 2007
Intangible assets	788	506	18,389	12,400
Property, plant and equipment	130	7	14,333	13,048
Financial assets	466	0	13	9
Other non-current assets	1,398	718	4,961	84
Inventories	762	4,245	3,448	862
Other current assets	12,565	2,488	543	1,435
Tax loss carryforwards	1,080	770	0	0
Non-current provisions	6,936	9,777	0	0
Other non-current liabilities	3,415	3,643	668	399
Current provisions	9,152	4,767	600	0
Other current liabilities	2,347	1,204	177	511
Cash flow hedging	735	0	590	878
Consolidation	0	0	1,472	2,371
Subtotal	39,774	28,125	45,194	31,997
Offsetting	–30,440	–21,132	–30,440	–21,132
Total	**9,334**	**6,993**	**14,754**	**10,865**

The deferred tax assets and liabilities recognised directly in equity amounted to –€541k at the reporting date (previous year: €928k). The deferred tax items recognised on loss carryforwards relate to KOSME s.r.l., Italy, KOSME Ges. mbH, Austria and KRONES Brazil. These loss carryforwards can be carried forward indefinitely. According to our earnings planning, positive tax results can be expected in the future. Deferred tax items were not recognised on tax loss carryforwards of €9,140k.

The income tax expense of €49,527k reported in 2008 is €6,920k higher than the expected income tax expense that would theoretically result from application of the domestic tax rate of 27.3% at group level. The difference can be attributed to the following:

in €k	31 Dec 2008	31 Dec 2007
Tax rate for the parent company KRONES AG	27.3%	36.7%
Expected (theoretical) income tax expense	42,607	56,359
Adjustments due to different tax rates	406	–1,379
Adjustments due to tax rate changes	67	–2,552
Reduction of corporate income tax due to profit distribution	0	0
Reductions in tax due to tax-free earnings	–2,252	–4,323
Tax loss carryforwards	38	–92
Increases in tax expense due to non-deductible expenses	7,015	5,139
Tax income (–)/tax expense (+) for previous years	244	310
Tax income (–)/tax expense (+) arising from audits	2,288	33
Other	–886	–1,694
Taxes on income	**49,527**	**51,801**

The difference between reductions in taxes and increases in taxes for 2008 yields increases in taxes. These are primarily attributable to non-deductible operating expenses and tax arrears as a result of tax audits in Germany, France and Canada.

9 Equity

KRONES AG's capital stock amounted to €40,000,000.00 at 31 December 2008, unchanged on the previous year. It is divided into 31,593,072 ordinary bearer shares with a par value of €1.27 per share.

The annual shareholders' meeting on 18 June 2008 passed a resolution authorising the company to buy and sell treasury shares totalling up to 10% of the current share capital on its behalf up to and including 17 December 2009 in compliance with § 71 (2) AktG. The lowest transaction value at which each treasury share can be acquired is the mean of the single price quotations for the share on the Frankfurt Stock Exchange over the last five trading days prior to the Executive Board's decision to purchase, minus 10%. The highest transaction value is this mean value plus 10%.

The annual shareholders' meeting on 18 June 2008 passed a resolution authorising the Executive Board, with the approval of the Supervisory Board, to call in treasury shares of KRONES AG acquired on the basis of the above authorisation without a further resolution by the annual shareholders' meeting. This authorisation can be exercised either in whole or in part.

Changes in equity that are not recognised in profit or loss totalled –€2,412k in 2008 (previous year: –€5,660k) and consisted of changes in currency differences and hedge accounting. The sum of changes in equity that are not recognised in profit or loss and those that are recognised in profit or loss was €104,131 (previous year: €96,106k).

Disclosures about capital management

A strong equity position is an important prerequisite for ensuring KRONES' long-term survival. To achieve this, KRONES regularly monitors and manages its capital on the basis of the equity ratio, return on capital employed (ROCE) and return on equity.

10 Capital reserves

The capital reserves are unchanged at €103,703k and do not include any additional capital contributions under § 272 (2) No. 4 of the German Commercial Code (HGB).

11 Retained earnings

The legal reserve remains unchanged from the previous year at €51k.

The other retained earnings include the recognition of negative goodwill from acquisition accounting for subsidiaries consolidated before 1 January 2004 and adjustments made directly in equity at 1 January 2004 as part of the first-time application of IFRSS.

Apart from the currency translations of financial statements of foreign subsidiaries that are recognised directly in equity, currency differences recognised under retained earnings also include exchange differences resulting from the translation of equity using historical exchange rates.

12 Other reserves

The other reserves include the effects from the recognition in equity of financial instruments measured after taxes.

Changes in the reserve for cash flow hedges presented under other reserves and the reserve for the fair value of securities were as follows:

in €k	Reserve for cash flow hedges	Reserve for the fair value of securities	Total
At 1 Jan 2007	**824**	**2**	**826**
Measurement change recognised in equity	–127	–7	–134
Amount transferred to the income statement	–91		–91
Tax on items taken directly to or transferred from equity	142	1	143
Currency difference	–51		–51
At 31 Dec 2007	**697**	**–4**	**693**
Measurement change recognised in equity	1,218	–15	1,203
Amount transferred to the income statement	0		0
Tax on items taken directly to or transferred from equity	–432	5	–427
Currency difference	74		74
At 31 Dec 2008	**1,557**	**–14**	**1,543**

13 Minority interests

The item in the consolidated balance sheet for minority interests includes third-party shares in the capital and earnings of KOSME S.R.L., Roverbella, Italy, and MAINTEC GMBH, Collenberg/Main, Germany.

A detailed overview of the composition of and changes to the individual equity components for the KRONES Group in 2008 and the previous year is presented in the statement of changes in equity on page 77.

14 Provisions for pensions

The provisions for pensions have been recognised for obligations relating to vested benefits and current benefit payments to eligible active and former employees of the companies of the KRONES Group and their surviving dependents. Various forms of provisioning for retirement exist depending on the legal, economic, and tax circumstances of the relevant country and are generally based on the employees' remuneration and years of service.

Company pension plans are generally either defined contribution plans or defined benefit plans.

In defined contribution plans, the company does not assume any obligations beyond establishing contribution payments to special purpose funds. Contributions are recognised as personnel expense in the year in which they are paid.

In defined benefit plans, the company undertakes an obligation to render the benefits promised to active and former employees, whereby a distinction is made between systems that are financed by provisions and those financed through pension funds. The amount of the pension obligations (»defined benefit obligation«) has been computed in accordance with actuarial methods. Apart from the assumptions regarding life expectancy, the following factors were also taken into account in the actuarial calculation:

in %	Germany		Other countries	
	2008	2007	2008	2007
Discount rate	5.85	5.70	8.00	8.00
Projected increase in wages and salaries	0.00	0.00	5.90	5.90
Projected increase in pensions	2.50	2.00	0.00	0.00

The projected increase in wages and salaries comprises expected future pay increases, which are estimated each year on the basis of inflation and employees' years of service with the company. Since the pension commitments at our companies in Germany are independent of future pay increases, the projected increase in wages and salaries was not taken into account for determining the corresponding pension provisions.

Increases or decreases in either the net present value of obligations under defined benefit plans or the fair value of the fund assets can result in actuarial gains or losses due to such factors as changes in the parameters, changes in estimates relating to the risks associated with the pension commitments, and differences between the actual and expected return on plan assets. The net value of the pension provisions breaks down as follows:

in €k	31 Dec 2008	31 Dec 2007
Present value of benefit commitments financed by provisions	66,459	65,050
Present value of benefit commitments financed through pension funds	32,477	31,427
Present value of benefit commitments (gross)	98,936	96,477
Fair value of plan assets	–18,007	–18,918
Present value of benefit commitments (net)	80,929	77,559
Actuarial gains/losses not recognised on the balance sheet	–6,445	–2,374
Past service cost	–15	0
Carrying amount at 31 December	**74,469**	**75,185**

The pension provisions, which amounted to €73,999k at the reporting date (previous year: €72,121k), are primarily attributable to KRONES AG.

The composition of expenses arising from pension obligations, which amounted to €7,111k (previous year: €9,157k), the reconciliation of the present value of defined benefit obligations, which amounted to €98,936k (previous year: €96,477k), and the plan assets of €18,007k (previous year: €18,918k) breaks down as follows:

in €k	31 Dec 2008	31 Dec 2007
Service cost for the period	2,662	4,185
Interest expense	5,203	4,724
Expected return on plan assets	–758	–375
Actuarial gains/losses	0	619
Recognised past service cost	4	4
Plan curtailments	0	0
Expenses arising from pension obligations	**7,111**	**9,157**

in €k	31 Dec 2008	31 Dec 2007
Present value of benefit commitments at 1 January	96,477	113,246
Service cost for the period	2,662	4,185
Interest expense	5,203	4,724
Actuarial losses (+)/gains (–) not recognised on the balance sheet	905	–21,158
Benefits paid	–6,152	–4,497
Recognised past service cost	4	4
Currency differences	–163	–27
Present value of benefit commitments at 31 December	**98,936**	**96,477**

in €k	31 Dec 2008	31 Dec 2007
Plan assets at 1 January	18,918	19,137
Expected return	758	376
Employer contributions	3,946	2,396
Benefits paid	–2,228	–2,176
Unrecognised gains on assets	–3,497	–813
Currency differences	110	–2
Plan assets at 31 December	**18,007**	**18,918**

in €k	31 Dec 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Present value of benefit commitments	98,936	96,477	113,246	111,109
Fair value of plan assets	18,007	18,918	19,137	19,810
Undercollateralisation of plan assets	–14,470	–12,509	–7,464	–7,893

Expenses arising from pension commitments are recognised under personnel expenses.

The actual return on plan assets was –€502k. The plan assets consist of securities. No payments are expected to be made into the plan in 2009. The expected return is estimated on the basis of the fund administrator's future interest rate developments. In 2008, a total of €37,961k was spent on defined contribution plans (contributions to pensions insurance) (previous year: €35,514k).

15 Provisions for tax liabilities and other provisions

Of the other provisions amounting to €161,809k (previous year: €154,229k), €121,356k (previous year: €110,543k) are due within one year. These other provisions apply to the following items:

T€	1 Jan 2008	Use	Reversal	Addition	Currency differences	31 Dec 2008	due within 1 year
Tax liabilities	25,238	5,586	7,625	5,222	175	17,424	17,174
Personnel obligations	43,448	5,108	0	1,599	–26	39,913	137
Administrative expenses	80	80	0	134	3	137	137
Other remaining provisions	110,701	19,091	6,808	38,315	–1,358	121,759	121,082
Total	**179,467**	**29,865**	**14,433**	**45,270**	**–1,206**	**179,233**	**138,530**

The provisions for personnel obligations are primarily for non-current obligations relating to early retirement (€33,823k). The other remaining provisions primarily consist of warranties, anticipated losses, and legal risks. Estimates are based on customary empirical values. The non-current provisions have been discounted using rates between 5.5% and 6.0%.

16 Liabilities

The liabilities to banks are a long-term loan taken out at customary market interest rates. The liabilities are therefore carried out at fair value.

in €k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2008
Liabilities to banks	83	361	287	731
Advance payments received	288,686	0	0	288,686
Trade payables	160,458	55	0	160,513
Other financial liabilities	37,110	7,083	0	44,193
Other liabilities	266,092	6,435	0	272,527
Total	**752,429**	**13,934**	**287**	**766,650**

in €k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2007
Liabilities to banks	80	348	382	810
Advance payments received	285,996	0	0	285,996
Trade payables	161,216	67	0	161,283
Other financial liabilities	43,135	15,875	0	59,010
Other liabilities	194,686	8,193	0	202,879
Total	**685,113**	**24,483**	**382**	**709,978**

The other financial liabilities are obligations on bills. Under IAS 39, these represent possible liabilities from bills sold and are recognised as trade receivables amounting to €42,225k (previous year: €51,463k).

The other liabilities consist of deferred income (€2,627k; previous year: €1,729k) and other remaining liabilities (€269,900k; previous year: €201,150k).

The other remaining liabilities break down as follows:

in €k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2008
Tax liabilities	25,727	217		25,944
Social security liabilities	4,908			4,908
Payroll liabilities	10,494			10,494
Debtors with credit balances	6,717			6,717
Finance leases	864	5,422		6,286
Accruals	202,755			202,755
Other	12,000	796		12,796
Total	**263,465**	**6,435**		**269,900**

in €k	Residual term of up to 12 months	Residual term of 1 to 5 years	Residual term of over 5 years	Total at 31 Dec 2007
Tax liabilities	10,999	613		11,612
Social security liabilities	4,399			4,399
Payroll liabilities	9,600			9,600
Debtors with credit balances	7,332			7,332
Finance leases	971	6,778		7,749
Accruals	150,679			150,679
Other	8,977	802		9,779
Total	**192,957**	**8,193**		**201,150**

Accruals, which amounted to €202,755k (previous year: €150,679k), have greater certainty with respect to their amount and timing than provisions have. The primary items they include are outstanding supplier invoices, obligations relating to flexible working hours, accrued vacation, and performance bonuses.

The liabilities from finance leases are recognised under other liabilities without consideration of future interest expense. The residual terms of the individual leases are between 2 and 4 years. Some of the leases contain options for extension or purchase.

The present values of minimum lease payments for finance leases recognised under the other remaining liabilities are as follows, broken down by residual term:

in €k	31 Dec 2008	31 Dec 2007
Future minimum lease payments		
Up to 1 year	1,467	1,669
1 to 5 years	7,010	9,165
Over 5 years	0	0
	8,477	**10,834**
Interest portion of future minimum lease payments		
Up to 1 year	603	698
1 to 5 years	1,588	2,387
Over 5 years	0	0
	2,191	**3,085**
Present value of future minimum lease payments		
Up to 1 year	864	971
1 to 5 years	5,422	6,778
Over 5 years	0	0
	6,286	**7,749**

17 Contingent liabilities

No provisions have been recognised for the contingent liabilities, which are recognised at nominal values, because the risk of their use is deemed to be low.

These consist of guarantee and warranty risks amounting to €949k (previous year: €4,970k) and are guarantees on prepayments and the balance of purchase money.

18 Other financial liabilities

The other financial liabilities consist primarily of operating leases and long-term rental agreements for land and buildings, vehicles, computers, and telecommunication equipment.

in €k	31 Dec 2008	31 Dec 2007
Future minimum lease payments		
Up to 1 year	14,490	7,821
1 to 5 years	13,778	6,601
	28,268	**14,422**
Future maintenance		
Up to 1 year	7,073	5,254
1 to 5 years	4,804	1,066
Over 5 years	1	2
	11,878	**6,322**
Other		
Up to 1 year	180	2,980
1 to 5 years	293	582
Over 5 years	38	0
	511	**3,562**

Payments amounting to €15,522k (previous year: €14,091k) were made in 2008 under these rental and lease agreements.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

19 Derivative financial instruments

The derivative financial instruments of the KRONES Group, with a fair value of –€1,246k (previous year: €3,074k) of which –€1,246k are short-term (previous year: €3,074k), substantially cover the currency risks relating to the US dollar, Swiss franc and euro. The fair value includes the difference between the forward rate received from the relevant commercial bank and the rate at the reporting date as well as appropriate premiums or discounts for the expected price development through to maturity. These financial instruments are accounted for using the settlement date.

The derivative financial instruments are essentially composed of forward exchange contracts at a secured volume of €84.1m (previous year: €122.0m), of which €84.1m are short-term (previous year: €122.0m). This volume includes a nominal volume of €41.9m (previous year: €52.2m) for short-term cash flow hedges and is measured at a fair value of €40.2m (previous year: €53.1m). The risk of default relating to derivative financial instruments is limited to the balance of the positive fair values in the event of a contracting party's default. The cash flow hedges presented are effective.

Net gain from these financial instruments was €287k in 2008.

20 Sales revenues

The sales revenues of the KRONES Group, which amount to €2,381,407k (previous year: €2,155,953k) consist of deliveries and services billed to customers less reductions. In the segment reporting, sales revenues are presented in detail, divided by business area and geographic market. In fiscal 2008, revenues of €554,333k arose from open and completed construction contracts. Costs of €148,781k were incurred for open projects. Advance payments received for these open projects totalled €44,706k.

21 Other own work capitalised

Other own work capitalised includes capitalised development costs and capitalised cost of self-constructed property, plant and equipment.

With respect to the development costs capitalised in accordance with IAS 38, please refer to the notes on intangible assets.

22 Other operating income

Apart from the income from the reversal of provisions (€14,433k; previous year: €4,294k) and the reversal of impairments (€5,615k; previous year €13,208k), which are not related to the period, the other operating income, which amounts to €69,073k (previous year €77,058k), consists substantially of currency translation gains of €19,003k (previous year: €20,743k). This is compared with the recognition of impairment losses of €8,633k (previous year: €11,596k) and currency translation losses of €31,892k (previous year: €10,623k) under other operating expenses.

23 Goods and services purchased

Expenses for goods and services purchased comprise expenses for materials and supplies and for goods purchased amounting to €1,007,287k (previous year: €986,490k) and expenses for services purchased amounting to €248,100k (previous year: €199,620k).

24 Personnel expenses

Within the KRONES Group, 9,834 employees (previous year: 9,169) including trainees (497) were employed on average for the year. The workforce of the KRONES Group is composed as follows (on average for the year):

in €k	31 Dec 2008	**31 Dec 2007**
Salaried employees	5,622	5,168
Wage-earning employees	4,212	4,001
Total	**9,834**	**9,169**

25 Other operating expenses

Apart from the €122k in losses from disposals of non-current assets (previous year: €63k), which are not related to the period, other operating expenses include additions to impairments on receivables (€8,633; previous year: €11,596) and other taxes (€2,577k; previous year: €2,349k).

26 Financial income (expense)

Financial income of –€1,560k (previous year: €3,403k) breaks down as follows:

in €k	31 Dec 2008	31 Dec 2007
Income from other securities and loans classified as financial assets	22	7
Other interest and similar income	3,663	10,102
Interest and similar expenses	–6,809	–8,024
Interest income	**–3,124**	**2,085**
Investment income	1,564	1,318
Financial income (expense)	**–1,560**	**3,403**

27 Taxes on income

Taxes on income amounted to €49,527k in fiscal 2008 (previous year: €51,801k). More information is presented in section 8 »Taxes on income« (pages 94–96).

28 Earnings per share

Under IAS 33 »Earnings per share,« basic earnings per share are calculated by dividing Group earnings – less profit or loss shares of minority interests – by the weighted average number of ordinary shares outstanding, as follows:

	2008	2007
Group earnings less profit or loss shares of minority interests (in €k)	106,992	102,734
Weighted average number of ordinary shares	31,593,072	31,593,072
Earnings per share (in €)	3.39	3.25

Earnings per share were not diluted in 2008 or 2007.

Other disclosures

Group auditor's audit fee

Expenses of €380k (previous year: €357k) were incurred in fiscal 2008 for the KRONES Group audit and for the audit of the parent company conducted by Bayerische Treuhandgesellschaft and its affiliated companies. In addition, expenses for tax consultancy services totalling €106k were incurred (previous year: €58k). The expense for the audit of the German subsidiaries was €58k (previous year: €30k) and for tax consultancy services €55k (previous year: 0).

Events after the balance sheet date

Material events after the balance sheet date are presented in the consolidated management report. Using the authority given to it by the general meeting, the Executive Board decided on 21 January 2009 to acquire up to 10% of the equity capital, i.e. 3,159,307 treasury shares, on the stock market. 763,000 shares had been bought back by 30 March 2009. If the share buy-back had taken place in 2008, the share earnings would have changed slightly in upwards direction.

Related party disclosures

Within the meaning of IAS 24 »Related party disclosures,« the members of the Supervisory Board and of the Executive Board of KRONES AG and the companies of the KRONES Group, including unconsolidated subsidiaries, are deemed related parties.

Purchases and sales between the related companies are transacted at prices customary on the market (»at arm's length«). Sales to related companies amounted to €43,061k in 2008 (previous year: €39,641k). Trade and other payment transactions resulted in assets of €3,726k (previous year: €5,248k).

Compensation of the Executive Board and Supervisory Board

The compensation report summarises the principles applied to the determination of the compensation of the Executive Board of KRONES AG and sets out both the amount and the structure of such income.

The principles and the amount of the Supervisory Board's compensation are also set out in the report. The compensation report is part of the corporate governance report on pages 67 to 69 of the 2008 Annual Report.

Other

KRONES AG and other parties are defendants in a variety of proceedings arising from the bankruptcy of a former customer. KRONES AG believes that it is too early to give a conclusive assessment, but considers the charges to be unfounded.

Corporate Governance

The declaration of the Executive Board and the Supervisory Board in compliance with § 161 AktG concerning the Corporate Governance Code as amended on 8 June 2008 can be viewed by shareholders on the KRONES AG website. The exceptions are also listed there.

Standards and interpretations

Standards and interpretations not applied early

The IASB has issued the following standards, interpretations and amendments to existing standards, the application of which is not yet mandatory and which KRONES AG did not apply early:

- IAS 1 »Presentation of financial statements«
- IFRS 3 »Business combinations«
- IFRS 8 »Operating segments«
- IAS 23 »Borrowing costs«
- IAS 27 »Consolidated and separate financial statements«

These new standards and interpretations are not expected to result in material changes for the consolidated financial statements of KRONES AG in the period in which they are first applied.

The following standards and interpretations, the application of which is not yet mandatory, do not apply to the consolidated financial statements of KRONES AG:

- IFRS 2 »Share-based payment«
- IAS 32 »Financial instruments: Presentation and changes to IAS 1 Presentation of financial statements«
- IFRIC 12 »Service concession arrangements«
- IFRIC 13 »Customer loyalty programmes«
- IFRIC 15 »Agreements for the construction of real estate«
- IFRIC 16 »Hedges of a net investment in a foreign operation«
- IFRIC 17 »Distribution of non-cash assets to owners«

Changes due to a new standard or a new interpretation:

Reclassification of financial assets (changes to IAS 39 »Financial instruments: Recognition and measurement« and IFRS 7 »Financial instruments: Disclosures«)
IFRIC 11 »IFRS 2 – Group and treasury share transactions«
IFRIC 14 »IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction«

These changes are not applicable to KRONES or resulted in no substantial effects in the reporting period.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KRONES Nederland b.v., Boskoop, Netherlands	100.00
KOSME Gesellschaft mbh, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S.A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service eood, Sofia, Bulgaria	51.00
KOSME S.R.L., Roverbella, Italy	70.00
MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51.00
KRONES Surlatina S.A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S.A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hongkong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES Mex S.A. de C.V., Mexico City, Mexico	100.00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	51.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

The Supervisory Board and Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [Mitbestimmungsgesetz] of 1976 in 1987, the Supervisory Board was extended from six to twelve members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Dr. Lorenz M. Raith
Chairman
* LEISTRITZ AG
MOLL AG
PRÜFTECHNIK AG
HEITEC AG

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Ernst Baumann
Member of the Executive Board of BMW AG until 30 November 2008

Herbert Gerstner**
Member of the Works Council

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GRUPPE
HOYER-GRUPPE

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Dr. Alexander Nerz
Attorney

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Chairman of the Works Council
Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Personnel Management and Social Affairs, Group Communication
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Proposal for the use of unappropriated profit of KRONES AG

After the allocation of €35,000,000 to the retained earnings, unappropriated profit of €37,025,676.78 remains.

We will propose to the annual shareholders' meeting on 17 June 2009 that this amount be used as follows:

Proposal for the use of unappropriated profit	€
Dividend of €0.60 *	18,498,043.20
Allocation to other retained earnings	18,000,000.00
Amount carried forward to new account	527,633.58

*after taking into account 763,000 treasury shares at 30 March 2009.

Neutraubling, 30 March 2009

KRONES AG

The Executive Board:


Volker Kronseder
(Chairman)


Hans-Jürgen Thaus
(Deputy Chairman)


Rainulf Diepold


Werner Frischholz


Christoph Klenk

Auditor's report

We have audited the consolidated financial statements prepared by the KRONES Aktiengesellschaft, Neutraubling, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the financial year from 1 January 2008 to 31 December 2008. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. [paragraph] 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on the basis of samples within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Regensburg, 30 March 2009

Bayerische Treuhandgesellschaft
Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft

Rupprecht	Medick
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Assets	Assets which are intended to permanently serve the business operations.
Associated enterprises	See subsidiaries
Cash flow	Financial flow variable indicating the cash surplus (net income plus depreciation).
Consolidated cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSs. The purpose is to show the tax expense in relation to the result under IFRSs.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSs	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.

Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX .
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Price/earnings (PE) ratio	The PE ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the PE ratio, the better the value.
Return on equity	Ratio of net income to equity.
Return on equity before taxes	Ratio of earnings before taxes to average equity.
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.
XETRA trading system	Electronic stock market trading system.

Publication information

Published by	KRONES AG Böhmerwaldstrasse 5 93073 Neutraubling Germany
Project lead	Hermann Graf Castell, Head of corporate communications
Concept	Büro Benseler
Text	InvestorPress GmbH
Photography	Uwe Moosburger, KRONES AG
Translation	Allan Brown
Printing	Mediahaus Biering GmbH
Litho	Mediahaus Biering GmbH
Paper	PhoeniXmotion, Munken Polar
Circulation	2,500 German 1,500 English

Financial calendar

27 April 2009	Annual Report 2008 Interim report for the period ended 31 March Financial press conference
17 June 2009	Annual shareholders' meeting
29 July 2009	Interim report for the period ended 30 June
29 October 2009	Interim report for the period ended 30 September

KRONES Group product divisions and segments

Machines and lines for product filling and decoration

- Systems engineering
- Labelling technology
- Inspection technology
- Filling technology
- Cleaning technology
- Plastics technology
- Packing and palletising technology
- Conveyor technology

Machines and lines for beverage production/ process technology

- Brewhouse and filtration technology
- Information technology
- Intralogistics
- Product treatment technology

Machines and lines for the low output range (KOSME)

- Labelling technology
- Filling technology
- Plastics technology
- Packing and palletising technology
- Conveyor technology

Information relating to anti-discrimination legislation (AGG)

To make the text more readable, the editorial team has decided to use the male form for general references in the text.

This is not intended to be discriminatory nor is it intended to upset our readers or hurt anyone's feelings.

We hope that you understand the reasons for our decision.


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-002207
© 1996 Forest Stewardship Council
FSC

The manufacture, and the paper used for, the KRONES Group's 2008 Annual Report have been certified in accordance with the criteria of the Forest Stewardship Councils (FSC). The FSC prescribes strict standards for forest management, thus helping to prevent uncontrolled deforestation, human rights violations, and environmental damage. Because products bearing the FSC label are handled by various enterprises along the trading and processing chain, the companies that process the paper, such as printers, are also certified under FSC rules.

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New orders
Orders on hand
Capital expenditures
Earnings per share

Product divisions
and segments

At a glance: New orders, orders on hand, capital expenditures, earnings per share

KRONES Group new orders in €m


1,554
1,736
1,967
2,300
2,326
2004
2005
2006
2007
2008

KRONES Group orders on hand in €m


649
691
747
891
837
2004
2005
2006
2007
2008

KRONES Group capital expenditures in €m


60.4
78.3
77.7
97.5
111.9
2004
2005
2006
2007
2008

KRONES Group earnings per share in €


1.95
2.00
2.45
3.25
3.39
2004
2005
2006
2007
2008

Contact

KRONES AG
Investor Relations
Olaf Scholz
Phone +49 9401 70-1169
Fax +49 9401 70-3205
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

The Annual Report is also available in German.
We would be happy to mail you a copy on request.
You can also find it in the investor relations section of our website.

)(KRONES